                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 40-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE
      ACT OF 1934

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 (a) OR 15 (d) OF THE SECURITIES
      EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED: DECEMBER 31, 2000     COMMISSION FILE NUMBER: 0-22380


                                   ITEMUS INC.
             (Exact name of registrant as specified in its charter)


BRITISH COLUMBIA                 1041                          NOT APPLICABLE
(Province or other jurisdiction  (Primary Standard Industrial  (I.R.S. Employer
of incorporation or              Classification Code Number    Identification No.
organization)                    if applicable)                if applicable)

                         200 BURRARD STREET, SUITE 1688
                           VANCOUVER, BRITISH COLUMBIA
                                 V6C 3L6, CANADA
                                 (604) 664-7050

   (Address and telephone number of registrant's principal executive offices)


                              CT CORPORATION SYSTEM
                                  1633 BROADWAY
                               NEW YORK, NY 10019
                                 (212) 246-5070

 (Name, address and telephone number of agent for service in the United States)


Securities registered or to be registered pursuant to
   Section 12(b) of the Act:                                       NONE

Securities registered or to be registered pursuant to
   Section 12(g) of the Act:                                       COMMON SHARES

Securities for which there is a reporting obligation
   pursuant to Section 15(d) of the act:                           NONE

For annual reports, indicate by check mark the information filed with this form:
  X   Annual Information Form            X   Audited Annual Financial Statements
-----                                  -----

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

COMMON SHARES:                                                     232,692,770

Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicated the file number assigned to the registrant in connection with such Rule.

Yes                        No   X
    -----                     -----

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes   X                    No
    -----                     -----

                  UNDERTAKING AND CONSENT TO SERVICE OF PROCESS


A.   UNDERTAKING

     The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file this Annual Report on Form 40-F arises, or transactions in such securities.


B.   CONSENT TO SERVICE OF PROCESS

     The Registrant has previously filed with the Commission and Form F-X.

NOTE:

The Following Annual Information Form as filed for the year ended December 31, 2000.

There have been material changes that have occurred subsequent to the period covered by this report. These changes were described under Cover From 6K filed By Edgar and accepted by the US Securities Commission on June 1, 2001 and June 26, 2001. That information is incorporated herein by reference.

                                                                   [ITEMUS LOGO]


                                   itemus inc.



                      ------------------------------------

                             ANNUAL INFORMATION FORM

                      For the year ended December 31, 2000

                      ------------------------------------




                                  May 15, 2001

                               TABLE OF CONTENTS

PRELIMINARY NOTES...........................................................   3

THE CORPORATION ............................................................   4

DEVELOPMENT OF THE BUSINESS.................................................   4

DESCRIPTION OF THE BUSINESS.................................................   6

SELECTED CONSOLIDATED FINANCIAL INFORMATION.................................   7

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS...............................   8

MARKET FOR SECURITIES.......................................................   9

DIRECTORS AND OFFICERS......................................................   9

ADDITIONAL INFORMATION......................................................  10

PRELIMINARY NOTES

INCORPORATION OF ANNUAL REPORT

Attached to and forming part of this Annual Information Form is the Corporation's 2000 Annual Report to Shareholders (the "Annual Report") containing the consolidated financial statements of the Corporation for the years ended December 31, 2000 and December 31, 1999 (the "Consolidated Financial Statements") and Management's Discussion and Analysis.

REPORTING CURRENCY AND FINANCIAL INFORMATION

The Corporation's functional currency changed to Canadian dollars effective July 1, 2000. Prior to this change, the United States dollar had been used as the measurement and reporting currency. The Corporation has retained the use of the United States dollar for reporting purposes and as a result, all monetary references in this Annual Information Form are in United States dollars unless otherwise stated. Canadian dollar amounts are preceded by "Cdn.".

The following table sets forth the Canadian dollar expressed in United States dollars at the end of the year, and the average, high and low exchange rates during the year.


                                          FOR THE YEAR ENDED DECEMBER 31,
                      2000                1999             1998             1997               1996
-----------------------------------------------------------------------------------------------------
Closing              $0.6666             $0.6929          $0.6522          $0.66905           $0.7296
Average               0.6736              0.6730           0.6743           0.72233            0.7334
High                  0.6973              0.6935           0.7123           0.74239            0.7526
Low                   0.6413              0.6462           0.6312           0.66905            0.7212

As of May 15, 2001, the noon rate of exchange as reported by the Bank of Canada was $1.00 = Cdn. $1.5491 or Cdn. $1.00 = $0.6455.

All financial information in this Annual Information Form is prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). As described in Note 12 to the consolidated financial statements these principles, as applied to the Corporation which, except as summarized, conform, in respect of these statements, in all material respects with United States generally accepted accounting principles ("US GAAP").

THE CORPORATION



The Corporation, formerly a British Columbia company, was continued under the Canada Business Corporations Act on May 13, 1994. Pursuant to Articles of Amendment effective April 26, 2000, the Corporation changed its name from "Vengold Inc." to "itemus inc.".

The Corporation's principal offices are located at Suite 1688, 200 Burrard Street, Vancouver, British Columbia (the registered office) and at 207 Queens Quay West, Suite 550, Toronto, Ontario.

As of December 31, 2000, the only material subsidiaries of the Corporation were itemus Solutions Inc. (formerly Intrasoft Technologies Inc.), ideapark.com Ventures Inc., 1355447 Ontario Inc., Exceleration.net Incorporated, MoSHON Digital Media Incorporated, each of which is 100% owned by the Corporation.


DEVELOPMENT OF THE BUSINESS

GENERAL

Resulting from the implementation of its new business strategy, the Corporation's future initiatives will support its goal of providing Global 2000 clients with research, strategic services and technologies that harness the Internet for business innovation. The Corporation will seek to provide a competitive advantage to its clients through: research that intersects corporate strategy, organizational change and emerging technologies; strategic services to design and deploy new business models; and technologies to build and implement next-generation solutions.

The business of the Corporation prior to 2000 consisted of the mining, exploration and development of precious metals properties. The Corporation announced a change in its strategic focus from mining to the Internet technology sector on December 9, 1999 with the sale of the Corporation's remaining mining interests being completed during the 2000 fiscal year.

SIGNIFICANT ACQUISITIONS AND DISPOSITIONS

The Corporation made five significant acquisitions during 2000 for aggregate consideration of $19.3 million. Of this total, $18.4 million was funded through the issuance of Common Shares and share purchase warrants and $900,000 was paid in cash.

These acquisitions are summarized as follows:

     o itemus Solutions (formerly Intrasoft Technologies), a software development and Internet services company that develops web applications and solutions for business, for $1.2 million;

     o ideaPARK.com, an Internet and e-commerce incubator company in the business of initiating, developing and accelerating businesses which are still in the initial, preliminary or early stages of development, for $3 million;

     o 1355447 Ontario, an Internet and e-commerce investment firm with opportunities in e-commerce and next generation networking companies, for $5.4 million;

     o Exceleration.net, a privately-held Internet services and e-commerce investment holding company with opportunities to acquire interests in, or enter into strategic alliances with a number of next generation networking companies, for $9 million; and

     o MoSHON Digital, a company focussed on developing branding, digital streaming and compression technology for broadcast, for $800,000.

On April 13, 2000 the Corporation acquired a 15% interest in Datagistics Corporation for cash of $3.7 million, 4,437,500 Common Shares and 800,000 common share purchase warrants valued at $9.4 million. The Common Shares were issued upon the exercise of previously issued special warrants. As a condition of the purchase the Corporation agreed that if any Common Shares received upon exercise of the special warrants were sold for net proceeds of less than $2.00 per share the Corporation would pay the amount of the shortfall. As at December 31, 2000, the contingent liability related to this investment totalled $7.5 million based on the Corporation's closing market price of the Common Shares on December 31, 2000.

During fiscal 2000 the Corporation disposed of its remaining 5% interest in the Lihir gold project for total proceeds of $15.8 million resulting in a loss of $17.6 million.

Subsequent to December 31, 2000, the Corporation made the following significant acquisitions:

On January 19, 2001 the Corporation completed the acquisition of Digital4Sight Corporation, a digital consulting and research firm. The Corporation paid an aggregate purchase price of $24.5 million consisting of $3.3 million principal amount of non-interest bearing notes due 2003 which are convertible into Common Shares of the Corporation on the basis of Cdn.$0.56 per Common Share, 47 million Common Shares of the Corporation and cash of $1.7 million.

On February 19, 2001 the Corporation announced its intention to acquire NAME Inc. ("NAME"), an information technology developer and integrator. As at the date hereof the Corporation had acquired, by way of share exchange takeover bid on the facilities of The Toronto Stock Exchange, a total of 120,216,928 common shares of NAME or 92.2% of its outstanding common shares which have been exchanged for the Corporation's Common Shares based on an exchange ratio of
0.9155 Common Shares of the Corporation for each common share of NAME. The Corporation currently intends to acquire the remaining common shares of NAME pursuant to the compulsory acquisition provisions of the Business Corporations Act (Ontario).

On May 1, 2001 the Corporation acquired 100 per cent of the equity of Shooting Gallery, Inc. ("Shooting Gallery"). Shooting Gallery is a privately-held company that provides a full range of traditional and digital services for the converging rich media marketplace. On closing of this transaction the Corporation will issue 71 million Common Shares and assume a $3 million non-interest bearing note due April 27, 2002. The 71 million Common Shares that will be issued in connection with the acquisition are subject to custodial holding and lock-up agreements. Since October 2000, the Corporation has provided $14.9 million to Shooting Gallery for purposes of funding its current and future growth initiatives.

DESCRIPTION OF THE BUSINESS

The Corporation provides Global 2000 clients with research, strategic services and technologies that harness the Internet for business innovation. The Corporation will seek to provide a competitive advantage to its clients through: research that intersects corporate strategy, organizational change and emerging technologies; strategic services to design and deploy new business models; and technologies to build and implement next-generation solutions.

RESEARCH

itemus researches the changing world of technology and business strategy and produces intellectual property that leads itemus' direction. The research services provide pre-competitive advantages to Global 2000 organizations searching new opportunities in increasingly competitive markets. Our investment and solutions activities are based on itemus' extensive understanding of Internet business and technology evolution. itemus revenue is generated from intellectual property in the form of licensable methodologies for consulting, executive education and software design. itemus research also drives our own business strategy to build competitive advantages across all itemus business units. The recent merger with Digital 4Sight has created a combined knowledge and talent pool that positions itemus as a global thought leader on how organizations harness the Internet.

STRATEGIC SERVICES

itemus' strategic services provide tailored guidance to Global 2000 organizations seeking lasting business and financial success. itemus helps clients design, assemble and build high-performance business models including rich customer experiences, enhanced human capital and deep partner relationships. Shifting to Internet-based, networked business models itemus enable clients to differentiate themselves, increase customer value to and reduce costs. itemus delivers comprehensive solutions that combine a unique mix of strategy consulting from Digital 4Sight, managed customer experiences from Shooting Gallery, and solutions implementation from itemus solutions and NAME. itemus possesses additional strengths in financial engineering, technology prototyping, inter-enterprise process integration, and transaction security.

TECHNOLOGY

The technologies development group of itemus designs, assembles and builds secure, digital process automation applications that enable corporations to succeed in the digital economy. Our leading products include applications for initiating and maintaining customer relationships, conducting secure transactions and deploying business processes at the edge of the network. The technologies development group of itemus designs or helps design applications from a uniquely rich research and customer experience base, accessing key business and technology trends. Our solutions draw on technologies acquired through the itemus ventures investment portfolio, as well as from internal research and development initiatives. itemus' growing portfolio of investments provide clients with access to emerging technologies from the front lines of the new economy. Specific areas of focus include wireless networking, collaborative commerce, and Internet infrastructure and security applications.

As at December 31, 2000, the Corporation had 90 employees.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected consolidated financial information of the Corporation for, and as of the end of, each of the last three fiscal years ended December 31, 2000. The financial information is derived from the Consolidated Financial Statements of the Corporation, which have been audited by Deloitte & Touche LLP. The selected consolidated financial information should be read in conjunction with the Consolidated Financial Statements of the Corporation contained in the Annual Report incorporated by reference.

The Corporation's functional currency changed to Canadian dollars effective July 1, 2000. Prior to this change, the United States dollar had been used as the measurement and reporting currency. The Corporation has retained the use of the United States dollar for reporting purposes and as a result, all monetary amounts in the Consolidated Financial Statements have been stated in US dollars.

The Consolidated Financial Statements of the Corporation have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These principles, as applied to the Corporation which, except as summarized, conform, in respect of these statements, in all material respects with United States generally accepted accounting principles ("US GAAP").

Selected consolidated financial information for the three years preceding December 31, 2000 in accordance with Canadian GAAP is as follows (expressed in thousands of United States dollars except per share amounts):


                                                                FOR THE YEAR ENDED DECEMBER 31,
                                                         2000                1999                 1998
-------------------------------------------------------------------------------------------------------
Operating summary
  Revenue                                                 3,110                 --                   --
  Gross Margin                                              800                 --                   --
  Loss from operations                                   (9,908)            (2,840)              (3,087)
  Loss from continuing operations                       (25,481)            (2,298)              (2,887)
  Loss from discontinued operations                     (18,302)          (105,487)             (11,502)
  Net Loss                                              (43,783)          (107,785)             (14,389)
  Loss per share from continuing operations               (0.15)             (0.02)               (0.02)
  Loss per share from discontinued operations             (0.10)             (0.73)               (0.09)
  Net loss per share                                      (0.25)             (0.75)               (0.11)



                                                             FOR THE YEAR ENDED DECEMBER 31,
                                                      2000                     1999               1998
--------------------------------------------------------------------------------------------------------
Balance sheet
  Working capital                                    12,283                    1,191               2,964
  Total assets                                       63,527                   45,050             329,402
  Liabilities of discontinued operations                 --                       --             176,540
  Shareholder equity                                 61,454                   34,995             142,780

Selected consolidated financial information of the Corporation for each of the last eight quarters ending December 31, 2000 is as follows (unaudited - expressed in thousands of United States dollars except per share amounts):


                                                         FIRST              SECOND           THIRD             FOURTH
                                                        QUARTER            QUARTER          QUARTER           QUARTER
---------------------------------------------------------------------------------------------------------------------
2000
    Revenue                                                 101               330              671              2,008
    Gross Margin                                             19               119              181                481
    Loss from continuing operations                      (1,416)           (2,334)          (3,101)           (18,630)
    Loss from discontinued operations                   (18,302)               --               --                 --
    Net loss                                            (19,980)           (2,227)          (3,101)           (18,475)
    Net loss per share                                    (0.14)            (0.01)           (0.02)             (0.08)

1999
    Revenue                                                  --                --               --                 --
    Gross Margin                                             --                --               --                 --
    Loss from continuing operations                        (941)             (652)            (338)              (367)
    Loss from discontinued operations                   (15,821)          (25,615)         (33,026)           (31,025)
    Net loss                                            (16,762)          (26,267)         (33,365)           (31,391)
    Net loss per share                                    (0.12)            (0.18)           (0.23)             (0.22)



The Corporation has not paid any dividends on its outstanding Common Shares since its inception and does not anticipate that it will do so in the foreseeable future. The declaration of dividends on the Common Shares of the Corporation is within the discretion of the Corporation's Board of Directors and will depend upon the assessment of, among other factors, earnings, capital requirements and the operating and financial condition of the Corporation. At the present time the Corporation's anticipated capital requirements are such that it intends to follow a policy of retaining earnings in order to finance the further development of its business.

The Corporation is limited in its ability to pay dividends on its Common Shares by limitations under applicable corporate law relating to the sufficiency of profits from which dividends may be paid. Under the applicable corporate law the declaration of a dividend is authorized by resolution of the board of directors. Under such laws the directors of a company who vote for or consent to a resolution authorizing the payment of a dividend incur joint and several personal liability if at the time that the dividend is declared the company is insolvent or the payment of the dividend renders the company insolvent.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Incorporated by reference from pages 18 to 30 of the Annual Report under the heading "Management's Discussion and Analysis".

MARKET FOR SECURITIES

The Corporation's Common Shares are listed for trading on The Toronto Stock Exchange and the Australian Stock Exchange under the symbol "ITM" and are quoted on the Berlin Stock Exchange under the symbol "VEI". The Corporation's shares also trade on the Nasdaq Over-the-Counter Bulletin Board under the symbol "ITMUF".


DIRECTORS AND OFFICERS

The following table provides the names and municipalities of residence of the directors and senior executive officers of the Corporation, their positions with the Corporation, their principal occupations during the last five years and the date on which each director first became a director of the Corporation. Directors are elected for one year terms or until his successor is elected or appointed.

==============================================================================================================================
NAME AND RESIDENCE         POSITION WITH THE CORPORATION     PRINCIPAL OCCUPATION FOR THE PAST FIVE YEARS
------------------------------------------------------------------------------------------------------------------------------

Don Tapscott               Chairman                          Chairman of the Corporation since January,2001. Co-Founder and
Toronto, Canada            Director since January 24, 2001   Chairman of Digital 4Sight Corporation from April 1994 to January
                                                             2001. From 1993 to present Founder and President of New Paradigm
                                                             Learning Corporation. From 1986 to 1993 was Vice President,
                                                             Technology Worldwide DMR Group.
------------------------------------------------------------------------------------------------------------------------------

Ian W. Telfer              Vice-Chairman                     Vice Chairman of the Corporation since January 2001; Chairman of
West Vancouver, Canada     Director since April 1, 1993      the Corporation from February 2000 to January 2001; President and Chief Executive Officer of the Corporation from April 1993 to
                                                             February 2000.
------------------------------------------------------------------------------------------------------------------------------

James E. Tobin             President and Chief Executive     President and Chief Executive Officer of the Corporation since
Unionville, Canada         Officer                           February 2000; President and Chief Operating Officer of
                           Director since February 15,       Hummingbird Communications Inc. from June 1999 to November 1999;
                           2000                              Chairman of BCE Emergis from December 1998 to March 1999;
                                                             Executive Vice President of BCE Inc. from December 1997 to
                                                             December 1998; 1989 to 1996, Senior Engagement Manager with
                                                             McKinsey & Company.
------------------------------------------------------------------------------------------------------------------------------

Dennis R. Wing            Director since December 10, 1999   Director of International Operations for Fahnestock & Co. Inc.,
Toronto, Canada                                              a U.S. investment bank since June 1999. From 1985 to May 1999 he was an officer and board member of First Marathon Securities
                                                             Limited and served as Director of International Operations. Mr.
                                                             Wing also serves on the Board of Directors of Cryptologic Inc., an Internet gaming company; WaveRider, a wireless web company, the University of Waterloo and the Canadian Paraplegic
                                                             Foundation.
------------------------------------------------------------------------------------------------------------------------------

Albert Gnat, Q.C.          Director since April 26, 2000(1)  Partner, Lang Michener, Barristers & Solicitors. Mr. Gnat also
Caledon,Canada                                               serves as a director of a number of other public and private companies.
------------------------------------------------------------------------------------------------------------------------------

Mark G. Maybank            Executive Vice President and      Chief Operating Officer since February 2001; Executive Vice
Toronto, Canada            Chief Operating Officer           President of the Corporation since February 2000; Research
                           Director since February 15, 2000  Analyst with Yorkton Securities Inc., a technology focussed investment bank, from January 1998 to February 2000; Vice
                                                             President Finance and Chief Financial Officer of ECS Enhanced
                                                             Cellular Systems, a cellular service provider, from December 1996 to October 1997; prior to December 1996, held various positions with Deloitte & Touche LLP, an international accounting and consulting firm.
------------------------------------------------------------------------------------------------------------------------------

David Booth                Director since December 11, 2000  President and Managing Director of Compaq Canada since May 2000;
Toronto, Canada                                              prior thereto Vice President, North America, High Performance
                                                             Systems for Compaq Computer Corporation
------------------------------------------------------------------------------------------------------------------------------

==============================================================================================================================
NAME AND RESIDENCE         POSITION WITH THE CORPORATION     PRINCIPAL OCCUPATION FOR THE PAST FIVE YEARS
------------------------------------------------------------------------------------------------------------------------------

David Ticoll               Director since January 24, 2001   Executive Vice President, Chief Strategy Officer of the
Toronto, Canada                                              Corporation since January 2001; Co-Founder and Chief Executive
                                                             Officer of Digital4Sight Corporation from April 1994 to January
                                                             2001.
------------------------------------------------------------------------------------------------------------------------------

Aris Kekedjian             Executive Vice-President and      Executive Vice President of the Corporation since May 2000;
Minneapolis, United        Chief Development Officer         Senior Vice President, Global Business Development and
States                                                       Strategic Planning and Managing Director - Latin America of GE
                                                             Capital Fleet Services from July 1997 to April 2000; Vice
                                                             President, Finance Quality of GE Capital Corporation from March
                                                             1996 to June 1997; Executive Audit Manager, GE Company from
                                                             September 1994 to February 1996.
------------------------------------------------------------------------------------------------------------------------------

Giulio T. Bonifacio        Vice President, Finance and       Vice President, Finance and Corporate Secretary of the
Vancouver, Canada          Corporate Secretary               Corporation since February 2000; Vice President, Treasurer and
                                                             Secretary of the Corporation since March 1997 and Treasurer and
                                                             Secretary since 1994.
==============================================================================================================================


Note:

(1) Mr. Gnat resigned as a director on November 17, 2000 and was re-appointed as a director on April 12, 2001.

At May 15, 2001, the directors and officers of the Corporation beneficially owned, directly or indirectly, or exercised control over 20.4% of the issued and outstanding Common Shares, or 17.3% after giving effect to the issuance of Common Shares to be issued in connection with the acquisition of Shooting Gallery.

The Corporation currently has three committees, a compensation committee, audit committee and nomination committee. The compensation and audit committees are comprised of Ian W. Telfer, Dennis R. Wing and Albert Gnat. The nomination committee is comprised of Messrs. Wing and Gnat.


ADDITIONAL INFORMATION

LEGAL PROCEEDINGS

There are no material pending or threatened legal proceedings to which the Corporation or any of its subsidiaries is a party or to which any of their respective properties is subject other than the following claims against the Corporation's recently acquired subsidiary NAME:

(i) NAME has been named as a defendant in two wrongful dismissal actions brought by two former employees. The claims are for an aggregate of approximately $2 million. The Corporation intends to defend against these actions.

(ii) NAME has been named as a co-defendant in a suit claiming damages of $2 million relating to the misappropriation of intellectual property. The alleged misappropriation was made by a company in which NAME is a shareholder and it is based on this relationship that NAME has been named in this suit. NAME is in the process of bringing a motion in U.S. Federal Court to have the lawsuit dismissed against NAME on the basis that there is no reasonable cause of action against NAME.

OTHER

The Corporation shall provide to any person or company, upon request to the Corporate Secretary of the Corporation:

     (a) when the securities of the Corporation are in the course of a distribution pursuant to a preliminary short form prospectus or a short form prospectus,

          (i) one copy of this Annual Information Form, together with one copy of any document or the pertinent pages of any document incorporated by reference herein;

          (ii) one copy of the comparative financial statements of the Corporation for its most recently completed fiscal year together with the accompanying report of the auditors and one copy of any interim financial statements which have been filed, if any, for any period after the end of the Corporation's most recently completed fiscal year;

          (iii) one copy of the information circular of the Corporation pertaining to the most recently called annual meeting of its shareholders which involves the election of directors; and

          (iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

     (b)  at any other time, one copy of any other documents referred to in
          (a)(i), (ii) and (iii) above, provided that the Corporation may require the payment of a reasonable charge if the request is made by a person or company who is not a securityholder of the Corporation.

Additional information including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities, options to purchase securities and interests of insiders in material transactions is contained in the Corporation's information circular for its most recent annual meeting of shareholders that involved the election of directors, and additional financial information is provided in the comparative financial statements for the Corporation's most recently completed fiscal year.

                                  EXHIBIT INDEX



EXHIBIT        DOCUMENT
-------        --------

1.             Annual Report

2. itemus Inc. Management Information Circular and Notice of Annual Meeting of Shareholders, dated April 30, 2001

3.             itemus Inc. Proxy

4.             Consent of Deloitte & Touche

                                    EXHIBIT 1
this is
itemus



itemus inc. 2000 Annual Report to the Shareholders itemus provides its Global 2000 clients with research, strategic services and technology that harnesses the Internet for business innovation. Organizations gain advantage from: itemus research that intersects corporate strategy, organizational change and emerging technologies; strategic services to design and deploy new business models; and technology that enables and improves business performance. itemus architects and delivers client-specific solutions by combining its own capabilities with a global network of partners.

                                                                             01>


2000
highlights


>    Launched with a globally recognized, national management team


>    Acquired ideaPARK, an Internet and e-commerce incubator


>    Acquired Intrasoft Technologies, an Internet services company


>    Raised US$42 million in financing


>    Acquired MoSHON Digital Media, a leader in the development of productions


> Formed itemus solutions to provide strategy and implementation services to help companies succeed on the Web


>    Arranged Cdn.$40 million in staged financing


> Announced intention to acquire Shooting Gallery, the premier new media company in the world


>    Planned for 3G PCS spectrum bid announced through Wireless2net


>    Received $10 million investment from Compaq Canada


> Completed merger with Digital 4Sight, a leading e-business consulting and research firm we are...

                                   [PICTURE]
insightful

02>




insightful





what is itemus?

                                                                             03>



itemus research services enable our clients to stay at the leading edge of technology and business innovation. Our team includes globally recognized thought leaders, such as itemus Chairman Don Tapscott, who bring a wealth of experience, proven methodologies and differentiated insights to our offering.



The corporation of the twentieth century is disappearing. At one time necessary because of high transaction costs, vertically integrated companies -those that produce raw materials and parts, design and manufacture their own products, package and sell them, and then deliver and service them - are challenged because of the Internet. Complementary businesses are coming together and adopting network-based models to gain competitive advantage. The concept isn't new. What's changed is that the Internet has enabled partners to communicate easily and cost-effectively with one another and with customers, and it has driven the transaction costs of partnerships to near zero.

itemus helps clients design, assemble and build high-performing partner networks, or business webs, for the Internet-based economy. A high-performing business web is the new organizational form for wealth creation in the digital economy that brings suppliers, distributors, channels and others together using the Internet as an infrastructure for collaboration and competition. B-webs, as they've become known, were first defined by Digital 4Sight, now an itemus company.

We've assembled our own alliance network of law firms, investment banks, technology and software developers, and others into a b-web focused on creating alliances that succeed. Our b-web enables us to go beyond mere strategy to design, assembly, contracting, governance, financing and building. We help companies identify non-core assets and the financial impacts of innovation and decapitalization. We provide unique services to recapitalize the value of the assets they no longer directly own. And we work with our clients to harness human capital, adapt culture, and tackle marketing, branding and technology issues to drive the success of their b-webs.




this is itemus.

                                   [PICTURE]
innovative

04>



innovative





what is itemus?

                                                                             05>



The technologies development group of itemus designs, assembles and builds Internet-based applications, tapping into cutting-edge technologies developed internally, by our portfolio companies or with external partners. Look behind the doors at itemus and you'll see examples of innovation at every corner.




Virtually every company stakes a claim to being innovative. But at itemus, we live and breathe it. Look behind our doors and you'll find examples of innovation ranging from our distinct approach to multi-client research to our investments, recruiting and diverse partnerships that deliver unique value to clients.

Innovation shapes how we're building this company. From the outset, we've taken a top-down view of next generation Internet business and technology. We acquired Digital 4Sight, one of the world's most respected e-business thought leaders and strategy firms. We invested in high-tech start-ups, but not the typical dot-coms. Instead, we found and nurtured companies led by software gurus who were creating products that could eliminate Internet bottlenecks. In a matter of months, we not only developed a sizable portfolio of cutting-edge technology, products, skills and services to meet the needs of some of the world's largest corporations, such as Nortel Networks, Royal Dutch/Shell and Hewlett-Packard, but we also earned a place in The Toronto Stock Exchange 300 Composite Index.

Innovation also marks our approach to financing. Among our breakthroughs in 2000 was a first-of-its-kind financing instrument that commits certain institutional investors to supply up to Cdn.$40 million in capital virtually instantly. It allows itemus to deploy capital as soon as value creation opportunities appear under conditions that are most favourable for our shareholders. Compaq's equity investment in itemus was also the first deal of its kind in Canada to be made by this global technology giant.

And innovation defines the value we bring to customers - through new forms of partnerships that allow us to architect clients' business webs beyond typical consulting or software revenue models, and toolkits and workshop techniques licensed by some of the world's largest consulting firms for use with their own clients.




this is itemus.

                                   [PICTURE]
intelligent

06>



intelligent





what is itemus?

                                                                             07>



itemus solutions draws on the strengths of an exceptional team to provide a range of services including business model innovation, human factors design, solutions prototyping, inter-enterprise process integration and implementation. Christine Pietschmann, President, itemus solutions, has developed powerful e-business applications for many of our largest public and private sector clients.



Human capital defines the strength of the modern corporation. And we're proud to compare our team to those of companies far larger and older than ours. itemus employees and the values they share have shaped the company's identity and its many achievements from the very beginning.

It starts at the top. itemus has attracted a talented and diverse leadership team. The value we deliver to clients comes from the experience our leaders bring from their years at multinational corporations and leading consulting, technology, investment banking and software firms such as BCE, Goldman Sachs, GE, Nortel, McKinsey, UUNET and Deloitte & Touche. Beyond solid business credentials and demonstrated skill in business innovation, technology, finance, marketing and other critical areas, our senior managers share an intimate understanding of the Internet and e-business. It makes many of them thought leaders who are frequent speakers and regular contributors to leading IT and business journals. And it gives our company the spark, the vision and the discipline needed to solve problems and fuel our clients' success.

Yet what makes for true magic at itemus goes far deeper than the leadership team. We've gone out of our way to identify, attract and retain absolutely the best people in every area of our business. From administrative staff to development, finance, consulting, marketing and sales teams - we've staffed our company with brilliant, talented and creative minds. And we work to develop strong career tracks aligned with the utmost in professional practices and values.


It's a simple formula. Hire only the best, foster a culture of curiosity and excellence, and empower people to succeed - and they will.





this is itemus.

                                   [PICTURE]
inspired

08>



inspired





what is itemus?

                                                                             09>



itemus ventures provides a variety of management and incubation services to help investee companies become market leaders in their respective domains - building bridges between breakthrough technologies and real-world needs and opportunities.




We entered the market as venture investors. Yet our strength and differentiation comes from an inspired approach to connect innovative companies and technologies to those Global 2000 clients seeking new advantages, breakaway returns and reduced risks.

That's why we're much more than passive investors in our portfolio companies. We work side by side with them in an environment that nurtures their ideas, gives them real-world experience from top entrepreneurs and management experts, and accelerates their growth. For itemus, it's a way to scale our clients' impact and growth very rapidly, and contribute to our research and development from the vanguard of innovation, while at the same time enhancing our internal capabilities. It also gives us access to emerging technologies from the front lines of the new economy that can be built into our offerings and deliver unprecedented value to our clients.

Investments are focused on rich media, collaborative commerce and mobile business - areas promising to catalyze the next quantum-level improvements of the Internet. We hold minority positions in 22 companies across North America. They're companies such as Wireless2net, which recently won a portion of the 3G PCS spectrum in Industry Canada's auction. SpiderCache, a company with technology that accelerates the delivery of Internet content. Datagistics, which develops digital network technologies and is producing a new generation of software applications known as Broadband Emulation Software. And Maptuit, a leading supplier of infrastructure for delivering location-based and eLogistics services to meet wireline and wireless needs using the World Wide Web. They're all companies at the cutting edge of technology who can provide our clients with a clear path to profiting from the Internet's transformation of business.




this is itemus.

10>



informative





what is itemus?

12  Letter to the Investors



18  Management's Discussion and Analysis



31  Management's Responsibility for Financial Information



32  Auditors' Report to the Shareholders



33  Consolidated Financial Statements



38  Notes to the Consolidated Financial Statements



64  Corporate Information



itemus 2000

12>


                                   [PICTURE]
                Jim Tobin, President and Chief Executive Officer




               to our
               investors,

                                                                             13>



When we sat down in early 2000 to envision and map out what itemus would become, we made a number of aggressive assumptions about where we believed the industry was headed and what our customers would need and expect.

Since that time, we have followed a deliberate plan to assemble all of the main components and build a new kind of company. itemus helps companies gain advantage from an understanding of how technology enables new business models. We provide strategies that harness the next generation Internet's transformative power and the technology needed to capture concrete benefits from these strategies. Our inspiration and efforts are based on a fundamental belief that all businesses will adopt a new, network-based model for creating wealth and managing relationships in the digital economy. We ourselves are becoming a prototype of how this can be architected and delivered.

Our management team takes pride in itemus having not only survived the market downturn of the past few months, but grown according to plan. We`ve achieved a number of remarkable successes in our first year of existence. We have clearly demonstrated that we have the ability to execute our business strategy even in the most challenging market environment. Revenue more than doubled quarter after quarter throughout 2000 and reached $3.1 million for the year. Acquisitions and investments totalling $64.8 million brought us a large portfolio of high-potential, early-stage Internet technologies. Our announced merger with Digital 4Sight and partnership with Compaq, both near the end of the year, boosted our service offerings and placed us among the ranks of global e-business thought leaders. We believe itemus is on track to deliver significant long-term value to all of its stakeholders.


The Year in Review

Our first year was an eventful one. At the start of 2000, we assembled a strong leadership team, formed a Web services development company and created an initial investment portfolio. Our team knew from the beginning that we wanted to build a company with strong potential for revenue, profit and shareholder value. If we had approached this in traditional organic growth fashion, we would have started small and built slowly. Many years later, we might have grown the company to the scale we dreamed of at the start. Instead, we chose a different and accelerated path. We knew that our ideal target clients would be at the top of the corporate food chain - the Global 2000 companies and other large organizations. Yet how could any small start-up expect to develop meaningful relationships with giants of the business world?




letter to the investors

14>



Right from the start, merger, acquisition and investing were identified as vital parts of our business strategy. This was a way to stake our claim to market leadership and establish sufficient critical mass to take our differentiated operating model to our target market and to prospective strategic partners. By mid-year, itemus had already invested in more than 20 early-stage companies with breakthrough technologies in three critical areas of the Internet: rich media, collaborative commerce and mobile business. Our interest was, and continues to be, not only in the investment value of each portfolio company, but more importantly in the technological innovation they bring to our Global 2000 clients.

During this short period of time, we formed itemus solutions to provide strategy and implementation services to help companies succeed on the World Wide Web. We built creative financial vehicles that gave us the leverage we needed to execute on our aggressive plans, while remaining careful not to extend ourselves beyond our comfort zone. We also recruited exceptional talent, attracting skilled and experienced people at all levels of the organization to give us the foothold needed to execute on future transactions.

We were pleased to announce to shareholders our listing on The Toronto Stock Exchange under the symbol ITM. The TSE is known worldwide as one of North America's premier stock exchanges. Our Board of Directors and senior management recognized that a listing on Canada's largest exchange would allow itemus to broaden its communication with investment firms, institutional investors and retail investors.

As the year progressed, the company reached two major milestones in the execution of its business strategy. First, Compaq Canada became a strategic investment partner. The equity investment was the first deal of its kind in Canada for Compaq and was part of Compaq`s global strategy to fuel the growth of Internet infrastructure and enable innovations. For itemus, the investment is a ringing endorsement that supports our vision of an Internet-focused economy. Along with a US$10 million cash injection, the partnership brings us the credibility and technical assistance of a recognized industry leader as well as a new avenue to reach our global customers.

As a fitting close to the year, we announced plans to merge with Digital 4Sight, a leading e-business consulting and research firm. Digital 4Sight had already established a global reputation as a thought leader on how organizations can capitalize on the emergence of the Internet as a primary infrastructure for business. The company brings a unique methodology for conducting groundbreaking, multi-million-dollar syndicated research programs funded by many Fortune 100 letter to the investors

                                                                             15>



corporations. As well, it provides proven consulting services designed to help clients formulate new strategies and business models to profit from the Internet. The merger, which closed in January 2001, has greatly augmented itemus` source of research and strategic service offerings.


Where We Are Today

After a year of building, itemus is firmly positioned to provide sophisticated capabilities in innovation management that improve Global 2000 companies' revenues, cost position and capital efficiency. We have three primary service offerings:

Research -- We produce a wealth of research to help organizations identify new business opportunities and assess market potential when making major decisions. Research is the source of our differentiated insights used to identify innovative technologies that build advantage in other parts of our service offerings.

Strategic Services -- We offer a full range of strategic services that focus on designing, assembling and building high-performing business webs, or networked business models, that help clients better manage human capital and relationships.

Technology -- We design, assemble and build collaborative Internet-based applications that enable corporations to initiate relationships, conduct transactions and deploy business processes in a business web. To do this, we draw on leading-edge technologies developed internally, within our portfolio companies or by third-party sources.

Already in 2001, we`ve built on our strength in these areas. Our merger with NAME, a leading information technology developer and integrator, was completed on March 30, 2001. It has brought us a strong client roster, outstanding people and demonstrated competence in building and deploying solutions with sophisticated business architectures.

As a result of our investment in Wireless2net, who won a portion of the 3G PCS spectrum in Industry Canada`s recent auction, we`ve unveiled a top-tier wireless strategy that promises to open up a whole new generation of wireless Internet applications and services to business users.

In March, itemus was added to the TSE 300 Index, placing the company among Canada's top-performing publicly traded enterprises. It was an honour to be recognized in this way after only 12 months in existence.




letter to the investors

16>



The Future

As for the remainder of 2001, we expect the completion of our acquisition of Shooting Gallery - a premier new media company. Shooting Gallery has a network of digital media centres located in key U.S. and Canadian markets that offers services, resources and facilities to traditional and new media companies. When completed, this acquisition will boost our already significant position in rich media, giving us unparalleled creative, operational and technology capabilities that span converging rich media markets. It will also spur overall revenue growth. It's noteworthy that if combined, 2000 revenues for itemus, Digital 4Sight, NAME and Shooting Gallery would have been in excess of $40 million.

Beyond our merger and acquisition activity, the overwhelming focus at itemus in 2001 will be on execution - delivering on customers` requirements as consistently as we delivered on our corporate milestones last year. Thanks to our intense activity in 2000, we can already boast a blue-chip client list that includes Nortel Networks, Thomas Cook Corporate Foreign Exchange, e-GM, EDS, Hewlett-Packard, the Government of Ireland, Human Resources Development Canada, the Pennsylvania Higher Education Assistance Association and the Chief Information Officers Council of the U.S. government.

We`re working hard to generate large-scale contracts with other Global 2000 companies and deliver against those contracts in ways that scale our business and move us to strong profitability. Recently, we formed a strategic alliance with Siebel Systems, the world`s leading provider of e-business applications software, to work together to help organizations transform themselves to achieve competitive advantage in the new business environment. Thus far in early 2001, we`ve already won major consulting, solutions and research assignments with Merrill Lynch, NAV CANADA, MatrixOne, World Bank and Royal Dutch/Shell.

Among our portfolio companies, Datagistics, SpiderCache and Maptuit have launched new products and are delivering or beta testing with large corporate clients. The market opportunity for each of these companies is tremendous. Take SpiderCache as an example. The company provides caching technology that enables organizations to deliver flexible, dynamic, personalized content to users both on the Web and on their internal systems more than 35 times faster than before, while serving up to five times more users. Research firm IDC forecasts explosive growth for the caching market, with revenues projected to exceed $4 billion by 2004. SpiderCache`s latest product release has attracted numerous high-profile customers, and the company is projecting solid revenues from 2001 onward. Datagistics' revolutionary technology delivers broadband letter to the investors

                                                                             17>



performance over traditional analog Internet connections as well as providing unbreachable security for online transactions. California-based market research firm The HTRC Group is forecasting a nearly tenfold increase in the market for Web acceleration products by 2004.


On the whole, despite the state of capital markets, the Global 2000 market for Internet products and services is expected to soar over the next few years. According to Jupiter Research, online business-to-business trade will rise to $6.3 trillion in 2005. itemus is well positioned in critical areas of Internet opportunity to meet the booming demand.


In closing, I`d like to take this opportunity to recognize our employees and countless stakeholders for their many and varied contributions to the phenomenal progress made in 2000. The real value in itemus has come from these people who through their intelligence, insight, innovation and inspiration have helped us deliver on our goals and propelled us to ever-greater heights. My heartfelt thanks for your support. I look forward to working with you in the coming year and leveraging the Internet to bring forward innovations that improve the way the world works and lives.


Sincerely,




/s/ Jim Tobin
----------------------------------------
Jim Tobin
President and Chief Executive Officer
April 10, 2001




letter to the investors

18>



Management's Discussion and Analysis


2000 Financial Highlights

> The Corporation changed its name to itemus on April 26, 2000 and adopted a new business strategy focused on becoming an Internet technology company.


> Revenue more than doubled quarter over quarter throughout 2000 and totalled $3.1 million for the year.


> The Corporation invested a total of $64.8 million for acquisitions and investments in high-potential, early-stage technology companies.


> An operating loss of $9.9 million, before writedowns and equity losses, largely reflected administration and business development costs in support of the Corporation's growth strategy.


> Equity financings, which include the exercise of warrants and options, provided $42.1 million of cash, with additional funding available on the basis of the Corporation's flexible Equity Line.


> Compaq Canada became a strategic partner of the Corporation, investing $10 million for a 12.6% stake.


>    The Corporation had no long-term debt at December 31, 2000.


> The Toronto Stock Exchange approved itemus' listing and, subsequent to year end, added the Corporation to its 300 Composite Index.




management's discussion and analysis

                                                                             19>



The Corporation announced a change in its strategic focus from mining to the Internet technology sector on December 9, 1999. Accordingly, the Corporation has restated its prior years' financial statements to reflect this change in business activity.


The Corporation's functional currency changed to Canadian dollars effective July 1, 2000. Prior to this change, the United States dollar had been used as the measurement and reporting currency. The Corporation has retained the use of the United States dollar for reporting purposes and as a result, all monetary references in the management's discussion and analysis are in United States dollars unless otherwise stated.


Resulting from the implementation of its new business strategy, the Corporation's future initiatives will support its goal of providing Global 2000 clients with research, strategic services and technology that harnesses the Internet for business innovation. The Corporation will seek to provide advantage to its clients through: research that intersects corporate strategy, organizational change, and emerging technologies; strategic services to design and deploy new business models; and technologies to build and implement next generation solutions.



Revenue increased steadily throughout 2000, more than doubling each quarter, and totalled $3,110,140 for the year.




management's discussion and analysis

20>



Results from Operations


Revenue

Revenue increased steadily throughout 2000, more than doubling each quarter, and totalled $3,110,140 for the year. During 2000, the Corporation established a large portfolio of high-potential, early-stage Internet technology companies through the investment of $64,770,747 funded with a combination of cash and common share consideration.

Late in the year it announced the proposed acquisition of Shooting Gallery, one of the world's premier new media companies. The Corporation invested a total of $8,697,455 in Shooting Gallery during 2000 in the form of a convertible debenture and transaction-related expenditures. The scheduled closing of this transaction has been delayed as numerous conditions precedent have yet to be satisfied and there is no assurance that this transaction will close.

Revenue in 1999 and 1998 was nil, reflecting the restatement of the Corporation's mining assets as discontinued operations. For accounting purposes, the operations from discontinued operations have been recorded on the Corporation's Consolidated Statements of Operations as a net loss. Corporate expenses have been separately disclosed for 1999 and 1998.

Gross profit was $800,142 or 25.7% of revenue in 2000, versus nil in 1999 and 1998.


Net Loss

A net loss of $43,782,610 ($0.25 per share) was recorded in 2000 compared to a net loss of $107,785,129 ($0.75 per share) in 1999 and a net loss of $14,388,651
($0.11 per share) in 1998.

Of the net loss in 2000, $33,874,566 or 77% related to discontinued operations, writedown and amortization of investments and goodwill, and investment income.


Continuing Operations

Consistent with its new strategic focus of helping organizations architect, build and manage innovative business models for the Internet, the Corporation's continuing operations at the end of 2000 comprised its portfolio of early-stage Internet companies, which the Corporation either acquired or invested in during 2000.




management's discussion and analysis

                                                                             21>



A net loss of $25,480,727 was recorded from continuing operations in 2000, including a loss from operations of $9,908,044. Contributing to the net loss from continuing operations was $10,196,841 from the writedown of investments, reflecting reductions, believed by management to be permanent, in the value of investee companies. The loss from operations for the year largely reflected administration costs and business development and infrastructure expenses in support of the Corporation's growth strategy.

The amortization and writedown of goodwill accounted for $5,193,193 of the net loss from continuing operations in 2000. Of this amount, $2,896,767 related to amortization and $2,296,426 to the writedown of goodwill.

A net loss of $2,297,633 was recorded from continuing operations in 1999 and $2,886,556 in 1998. The loss in both 1999 and 1998 reflected the impact of administration and net interest expenses incurred during the year. There was no revenue or gross profit recorded as the Corporation did not begin investing in Internet technology companies until early in 2000.


Discontinued Operations

Since adopting a formal plan to change its strategic focus from mining to the Internet technology sector the Corporation's remaining mining assets have been accounted for as discontinued operations. The Corporation's mining assets mainly comprised its incorporated joint-venture investment in the Lihir gold mine in Papua New Guinea. Between 1995 and September 1999, the Corporation directly and indirectly held an interest in the joint venture ranging from 5.7% to 19.3%. In the latter part of 1999, the Corporation reduced its interest from 19.3% to 5% for total proceeds of $123.8 million. Consistent with the Corporation's new business strategy, its remaining 5% interest in Lihir Gold was sold during 2000 for proceeds of $15.8 million. More information about the Corporation's discontinued operations is provided in Note 3 to the Financial Statements.

A loss of $18,301,883 was recorded from discontinued operations in 2000 compared to a loss of $105,487,496 in 1999 and $11,502,095 in 1998. The loss in 2000 was primarily attributable to a $17,612,643 loss on the sale of the Corporation's remaining 5% direct interest in Lihir Gold.




management's discussion and analysis

22>



The Corporation invested a total of $64,770,747 towards acquisitions and investments during 2000 in support of its goal to provide Global 2000 clients with research, strategic services and technology that harnesses the Internet for business innovation.




The loss in 1999 was primarily attributable to a loss of $47,502,025 from the sale of interests in Lihir Gold, a writedown of $37,009,600 to reflect impairment in value of the Corporation's remaining interest in Lihir Gold and other related discontinued operating losses of $20,763,871. The other operating losses consisted mainly of interest and exploration expenses, exchange losses on foreign-denominated debt and the Corporation's share of net operating losses at Lihir Gold.


The loss in 1998 was attributable to operating losses of $11,502,095 consisting primarily of interest, exploration expenses and the Corporation's share of net operating losses at Lihir Gold.


Cash Resources

The Corporation's cash position was $13,720,996 at December 31, 2000, compared to $11,080,216 in 1999 and $12,827,012 in 1998.


Operating Activities

Cash used in operating activities totalled $7,143,708 in 2000 compared to $2,126,132 in 1999 and $2,396,792 in 1998. The increased use of cash reflected the higher operating loss in 2000.




management's discussion and analysis

                                                                             23>



Investing Activities

The Corporation invested a total of $64,770,747 towards acquisitions and investments during 2000 in support of its goal to provide Global 2000 clients with research, strategic services and technology that harnesses the Internet for business innovation. Of the total consideration a total of $34,262,213 represented cash consideration net of cash acquired on acquisition of $1,721,755 with a further $30,508,534 funded through the issuance of common shares and share purchase warrants. In addition, the Corporation focused on developing depth in the category of services, making investments in operating companies with the capacity and skills to support the Corporation's deliberate model of accelerating growth of its investments.

Five major acquisitions were completed for total consideration of $19,336,293, including:

> itemus solutions (formerly Intrasoft Technologies), a software development and Internet services company that develops web applications and solutions for businesses, for $1,237,237;

> ideaPARK.com, an Internet and e-commerce incubator company in the business of initiating, developing and accelerating businesses which are still in the initial, preliminary or early stages of development, for $2,975,729;

> 1355447 Ontario, an Internet and e-commerce investment firm with opportunities in e-commerce and next generation networking companies, for $5,373,974;

> Exceleration.net, a privately-held Internet services and e-commerce investment holding company with opportunities to acquire interests in, or enter into strategic alliances with a number of next generation networking companies, for $8,946,928; and

> MoSHON Digital, a company focused on developing branding, digital streaming and compression technology for broadcast, as well as web design for both "dot-com" and "bricks and mortar" companies, for $802,425.

Of the $19,336,293 spent on acquisitions, $18,379,195 was funded through the issuance of common shares and share purchase warrants and $957,098 was paid in cash. Detailed disclosures related to these acquisitions are provided in Note 5 to the Financial Statements.




management's discussion and analysis

24>



The Corporation had no long-term debt outstanding at December 31, 2000.




Investments totalled $41,665,319, net of writedowns, amortization and equity losses. Of the $41,665,319, $29,389,721 related to investments accounted for using the cost method, which consist primarily of shares and warrants of private companies with equity ownership of below 20%. Among these investments was the acquisition of 15% of Datagistics Corporation for cash of $3.7 million, 4,437,500 common shares and 800,000 common share purchase warrants. As a condition of the purchase, the Corporation agreed that if any common shares received were sold for net proceeds of less than US$2.00 per share, it would pay the amount of the shortfall. As at December 31, 2000, the contingent liability related to this investment totalled $7.5 million based on the Corporation's closing market price on December 31, 2000.

An additional $3,578,143 involved investments of 20% or greater in five companies, which are accounted for using the equity method, while the remaining $8,697,455 related to the Corporation's investment in Shooting Gallery during the year. More information about the Corporation's investments during 2000 is provided in Note 6 to the Financial Statements.


Financing Activities

In January, the Corporation arranged a bank loan facility for $12,000,000 with ANZ bank. The loan charged interest at 2.5% above the London Inter Bank Offer rate. Proceeds from the loan were used to repay a maturing ING loan totalling $10,000,000. Consistent with terms of the facility, the ANZ loan was repaid on June 6, 2000. The Corporation had no long-term debt outstanding at December 31, 2000.

During the first quarter of 2000, the Corporation received gross proceeds of $21,652,061 through the issuance of special warrants, which were subsequently exchanged for 12,650,000 common shares and 6,325,000 common share purchase warrants and 402,500 underwriter common management's discussion and analysis

                                                                             25>



share purchase warrants and 805,000 special underwriter warrants. Each common share purchase warrant and underwriter common share purchase warrant allows the purchaser to acquire one additional common share at a price of Cdn.$3.50 per common share expiring March 28, 2002. Each of the special underwriter warrants allows for the purchase of one additional common share at a price of Cdn.$2.75 expiring March 28, 2002. More information on this financing arrangement is contained in Note 9 to the Financial Statements.

In the second half of the year, two significant and flexible financing arrangements were completed.

First, on October 23, 2000, the Corporation entered into "Equity Line" subscription agreements with a group of institutional investors, through which it may issue a maximum of 40,000,000 common shares for proceeds not to exceed Cdn.$40,000,000 over a one-year period ending October 23, 2001. This vehicle affords the Corporation significant flexibility on a timely basis in order to take advantage of new value creation opportunities as they occur. On December 22, 2000, the Corporation issued 13,639,168 common shares pursuant to the "Equity Line" subscription agreement for gross proceeds of $3,434,288. More information about the

"Equity Line" financing is contained in Note 9 to the Financial Statements.

Second, on December 12, 2001, Compaq Canada invested $10,000,000 for 27,590,909 common shares or a 12.6% stake in the Corporation. The transaction marked the first deal of its kind in Canada for Compaq, and provides itemus with important backing and technical assistance as well as additional capital strength. As a condition of this investment, the Corporation granted Compaq preferred supplier status for its products and services and agreed to achieve specific purchasing commitments within a prescribed timeframe. More information about this investment is provided in Note 9 to the Financial Statements.

During 1998, the Corporation issued 25,000,000 Common Shares for consideration of $30,528,225 in a public offering and 23,600,591 Common Shares for consideration of $28,831,437 in a private placement.

At the end of 2000 the Corporation had sufficient financial resources to undertake its planned initiatives. On a longer term basis, continued growth will be dependent on the Corporation's ability to obtain additional financing through equity, debt or other means on satisfactory terms.




management's discussion and analysis

26>



The strength of the Corporation's balance sheet is an important advantage as it continues to establish and enhance its leadership position in the high-growth Internet technology sector.



Discontinued Operations

On May 30, 2000, the Corporation completed the sale of 53,842,468 ordinary common shares of Lihir Gold for proceeds of $15,800,000. These proceeds, less the Corporation's share of net cash used for operating activities in 2000 at Lihir of $425,087, represented cash flow from discontinued operations included in the Consolidated Statements of Cash Flows. Cash flow from discontinued operations in 1999 of $393,775 represents proceeds from the sale of the Corporation's investment in Lihir Gold net of the repayment of long-term debt. Cash flow from discontinued operations in 1998 of $51,656,283 represents additional investments made by the Corporation in Lihir Gold net of equity and debt financings.


Shareholders' Equity

Total common shareholders' equity was $61,454,121 at December 31, 2000, compared to $34,995,324 at the end of 1999. The strength of the Corporation's balance sheet is an important advantage as it continues to establish and enhance its leadership position in the high-growth Internet technology sector.

The total number of common shares issued and outstanding at December 31, 2000 was 232,692,770, up from 143,002,957 at the end of 1999. The increase during the year reflected 60,417,411 shares issued for cash proceeds of $42,068,506 through the conversion of the special warrants issued in March, the Compaq private placement, the "Equity Line" subscription agreement and the exercise of previously issued options and warrants. An additional 29,272,402 common shares were issued in relation to acquisitions and investments for a value of $29,760,589.




management's discussion and analysis

                                                                             27>



During the third quarter, the Corporation received listing approval from The Toronto Stock Exchange ("TSE") in conjunction with its new business orientation and, early in 2001, was added to the TSE 300 Composite Index.


Risks and Uncertainties

With the change in the Corporation's business strategy, and the resulting focus on becoming an Internet technology company and investor, a number of risks and uncertainties exist that should be considered by investors.


Business Risk

itemus' success depends greatly on increased use of the Internet for marketing, providing services, and conducting business. Commercial use of the Internet is currently at an early stage of development and the future of the Internet is not clear. Because a significant portion of itemus' investments relate to Internet-based software companies, its business could suffer if commercial use of the Internet fails to grow in the future.


Competition Risk

The market for Internet products and services is highly competitive and lacks significant barriers to entry. Competition in the market may intensify in the future, which could affect the Corporation's ability to experience continued success in the marketplace, particularly if new competitors emerge with greater financial, technical, operational and marketing resources.


Government and Regulatory Risk

E-commerce is new and rapidly changing, and federal and provincial regulation relating to the Internet and e-commerce is evolving. Currently, there are few laws or regulations directly applicable to access to, or e-commerce on, the Internet. Due to the increasing popularity of the Internet, it is possible that laws and regulations may be enacted with respect to the Internet, covering issues such as user privacy, pricing, taxation, content and quality of products and services. The adoption of such laws or regulations could reduce the rate of growth of the Internet, which could potentially have a material adverse effect on the Corporation's business.




management's discussion and analysis

28>



Investment Risk

The Corporation invests in early-stage companies that are subject to a number of risks, including uncertainty of markets, revenues, profitability, the ability to raise additional financing and volatility with regard to the market price and valuations of their securities. There can be no assurance that products or services of such companies will be developed successfully or on a timely basis, receive applicable regulatory approvals or patent protection or be capable of being produced or delivered in commercial quantities at reasonable cost and successfully marketed. Fluctuations in the market price and valuations of securities of portfolio companies may result in fluctuations of the market price of the Corporation's common stock and may reduce the amount of working capital available to it.


Liquidity Risk

Liquidity risk involves the risk that the Corporation may not be able to receive maximum value for its positions should it choose to divest of all or some of its investments. For investee companies with publicly traded stock, the Corporation may be unable to sell its interest or any portion of its interest at the quoted market prices, or to sell any portion of such interest without materially adversely affecting the market price of such securities. Furthermore, for those investee companies that do not have publicly traded stock, the realizable value of the Corporation's interest may ultimately prove to be lower than the carrying value currently reflected in the Corporation's financial statements.


Funding Risk

The Corporation's ability to fund additional initiatives on a long-term basis is dependent upon its ability to obtain additional financing through debt, equity or other means on satisfactory terms. There can be no assurance that the Corporation will be successful in its efforts to arrange additional financing on such terms.


Technology Risk

Significant technological changes could render the existing technology or products and services of those companies in which the Corporation invests obsolete. The e-commerce market's growth and intense competition exacerbate these conditions. If these companies are unable to successfully respond to these developments or do not respond in a cost-effective way, the Corporation's business, financial condition and operating results may be adversely affected.




management's discussion and analysis

                                                                             29>



The Corporation began the year poised to deliver continued growth through further progress with its business strategy.




Subsequent Events

On January 19, 2001, the Corporation completed the acquisition of 100% of Digital 4Sight, a digital consulting and research firm, for aggregate consideration of $24.5 million. The total purchase price consisted of $3.3 million principal amount of notes convertible into common shares of the Corporation on the basis of Cdn.$0.56 per common share, 47 million common shares of the Corporation and cash of $1.7 million. More information about the Digital 4Sight acquisition is provided in Note 13 to the Financial Statements.

On February 19, 2001, the Corporation announced an agreement to acquire 67% of NAME Inc., an information technology developer and integrator, for common shares valued at $29.3 million. The transaction, which was completed on March 30, 2001, included the exchange of 86.9 million NAME common shares for common shares of the Corporation at an exchange rate of 0.9155 of the Corporation's common shares for each NAME share. More information about the NAME acquisition is provided in
Note 13 to the Financial Statements.




management's discussion and analysis

30>



Outlook

Deteriorating North American economic and capital market conditions were having a particularly adverse effect on the performance and valuation of technology-based issuers early in 2001. Though challenging for the sector as a whole, this environment was also contributing to increased opportunities for companies strong enough to grow revenues and manage operations towards positive cash flow.

The Corporation began the year poised to deliver continued growth through further progress with its business strategy. This growth is expected to come from additional merger and acquisition activity; solid organic growth from portfolio companies; and the targeted development of a full range of proprietary product offerings to complement the Corporation's existing strengths.

Supported by the Corporation's acquisitions and investments and internal growth, revenue in 2001 is expected to be substantially higher than a year ago. Based on estimated product and services levels at the end of 2000, the Corporation is targeting positive cash flow on an operating basis during the fourth quarter of 2001.


Special Note Regarding Forward-Looking Statements

Some of the statements contained in the annual report may be forward-looking statements, such as estimates and statements that describe the Corporation's future plans, objectives or goals, including words to the effect that the Corporation or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements by reason of factors such as, but not limited to, changes in general economic and market conditions.




management's discussion and analysis

                                                                             31>



Management's Responsibility for Financial Information

The information and representations in this Annual Report have been prepared by management. The consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles and, where appropriate, reflect management's best estimates and judgments. The financial information presented throughout this report is consistent with the data presented in the financial statements.

Systems of internal accounting controls are maintained in order to assure, on a reasonable basis, the reliability of this financial information. Our independent auditors, whose report on their audit of the consolidated financial statements appears in this report, also review our systems of internal accounting controls in accordance with generally accepted auditing standards for the purpose of expressing their opinion on the consolidated financial statements.

Financial management personnel and our independent auditors meet with the Audit Committee of the Board of Directors at least once a year to report on accounting, internal accounting control and financial reporting matters.

This Annual Report has been reviewed and approved by the Board of Directors.




/s/ Jim Tobin                              /s/ Mark Maybank
-------------------------------------      -------------------------------------
Jim Tobin                                  Mark Maybank
President and                              Executive Vice-President and
Chief Executive Officer                    Chief Operating Officer
April 6, 2001                              April 6, 2001


management's responsibility for financial information

32>



Auditors' Report to the Shareholders


To the Shareholders of itemus inc. (formerly Vengold Inc.)

We have audited the consolidated balance sheets of itemus inc. (formerly Vengold Inc.) as at December 31, 2000 and 1999 and the consolidated statements of operations and cash flows for each of the years in the three-year period ended December 31, 2000. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements for the year ended December 31, 2000, we conducted our audit in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. With respect to the consolidated financial statements for each of the years in the two-year period ending December 31, 1999, we conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2000 and 1999 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2000 in accordance with Canadian generally accepted accounting principles.




/s/ Deloitte & Touche LLP
---------------------------------------
Deloitte & Touche LLP
Chartered Accountants
Vancouver, British Columbia
April 6, 2001




auditors' report to the shareholders
itemus inc. (formerly Vengold Inc.)
Consolidated Balance Sheets
(In United States Dollars)





December 31,                                         2000               1999
-------------------------------------------------------------------------------
Assets
Current
  Cash and cash equivalents                    $  13,720,996    $    11,080,216
  Accounts receivable                                634,782            165,344
-------------------------------------------------------------------------------
                                                  14,355,778         11,245,560
Investments (Note 6)                              41,665,319                  -
Goodwill (Note 7)                                  6,453,303                  -
Capital assets (Note 4)                            1,052,330            127,969
Assets of discontinued operations (Note 3)                 -         33,676,795
-------------------------------------------------------------------------------
                                               $  63,526,730    $    45,050,324
===============================================================================

Liabilities

Current
  Accounts payable                             $   2,072,609    $        55,000
  Current portion of long-term debt (Note 8)               -         10,000,000
-------------------------------------------------------------------------------
                                                   2,072,609         10,055,000
-------------------------------------------------------------------------------
Shareholders' Equity
Capital stock (Note 9)                           106,737,779        142,631,137
Common share purchase warrants                       835,270            149,315
Deficit                                         (46,118,928)      (107,785,128)
-------------------------------------------------------------------------------
                                                  61,454,121         34,995,324
-------------------------------------------------------------------------------
                                               $  63,526,730    $    45,050,324
===============================================================================




Commitments (Note 6 and 9 (f))
Contingent Liability (Note 6 (a))

Approved on behalf of the board,


/s/ Mark Maybank
-------------------------------
Mark Maybank (signed), Director



/s/ Ian Telfer
-------------------------------
Ian Telfer (signed), Director


                                             The accompanying notes form an
                                             integral part of the consolidated
                                             financial statements





                                               consolidated financial statements
itemus inc.
(formerly Vengold Inc.)
Consolidated Statements
of Operations
(In United States Dollars)




Year ended December 31,               2000            1999               1998
--------------------------------------------------------------------------------
Revenue                        $     3,110,140  $            -   $            -
Cost of revenue                      2,309,998               -                -
--------------------------------------------------------------------------------
Gross margin                           800,142               -                -
--------------------------------------------------------------------------------
Other expenses
  Administration                     4,581,202       2,225,425        2,472,244
  Business development
    and infrastructure               4,867,008               -                -
  Interest expense                     825,103         614,767          614,767
  Translation and foreign
    exchange loss                      434,873               -                -
--------------------------------------------------------------------------------
                                    10,708,186       2,840,192        3,087,011
--------------------------------------------------------------------------------
Loss from operations               (9,908,044)      (2,840,192)      (3,087,011)
Investment income                      718,530         542,559          200,455
Equity loss of affiliates            (901,179)               -                -
Writedown of investments          (10,196,841)               -                -
--------------------------------------------------------------------------------
Loss from continuing
  operations before
  amortization and
  writedown of goodwill           (20,287,534)      (2,297,633)      (2,886,556)
Amortization and writedown
  of goodwill                      (5,193,193)               -                -
--------------------------------------------------------------------------------
Loss from continuing
  operations                      (25,480,727)      (2,297,633)      (2,886,556)
Loss from discontinued
  operations (Note 3)             (18,301,883)    (105,487,496)     (11,502,095)
--------------------------------------------------------------------------------
Net loss                       $  (43,782,610)  $ (107,785,129)  $  (14,388,651)
================================================================================
Loss per share from
  continuing operations
  before amortization and
  writedown of goodwill        $        (0.12)  $        (0.02)  $        (0.02)
================================================================================
Loss per share from
  discontinued operations      $        (0.10)  $        (0.73)  $        (0.09)
================================================================================
Loss per share from
  continuing operations        $        (0.15)  $        (0.02)  $        (0.02)
================================================================================
Net loss per share             $        (0.25)  $        (0.75)  $        (0.11)
================================================================================
Weighted average number of
  common shares outstanding       173,727,624      143,002,957      127,956,747
================================================================================




                                             The accompanying notes form an
                                             integral part of the consolidated
                                             financial statements





consolidated financial statements
itemus inc.
(formerly Vengold Inc.)
Consolidated Statements
of Cash Flows
(In United States Dollars)




Year ended December 31,                    2000          1999             1998
----------------------------------------------------------------------------------
Operating Activities
Loss from continuing operations      $ (25,480,727)  $ (2,297,633)   $ (2,886,556)
Non-cash items
  Amortization and writedown
    of goodwill                          5,193,193              -               -
  Writedown of investments              10,196,841              -               -
  Equity loss in affiliate                 901,179              -               -
----------------------------------------------------------------------------------
                                        (9,189,514)    (2,297,633)     (2,886,556)
Change in non-cash operating
  working capital items
  Accounts receivable                      466,831        198,168         458,453
  Accounts payable                       1,578,975        (26,667)         31,311
----------------------------------------------------------------------------------
Cash used in operating activities       (7,143,708)    (2,126,132)     (2,396,792)
----------------------------------------------------------------------------------
Investing Activities
Acquisition of subsidiaries and
  investments, net of cash acquired
  of $1,721,755 (Note 5 and 6)         (34,262,213)             -               -
Capital assets (Note 4)                 (1,061,085)       (14,439)       (147,312)
----------------------------------------------------------------------------------
Cash used for investing activities     (35,323,298)       (14,439)       (147,312)
----------------------------------------------------------------------------------
Financing Activities
Issue of Common Shares,                 39,732,873              -      57,808,518
  net of issue costs
Repayment of long-term debt            (10,000,000)             -               -
----------------------------------------------------------------------------------
Cash provided by
  financing activities                  29,732,873              -      57,808,518
----------------------------------------------------------------------------------
Discontinued Operations                 15,374,913        393,775     (51,656,283)
----------------------------------------------------------------------------------
Increase (decrease) in cash              2,640,780     (1,746,796)      3,608,131
Cash, beginning of year                 11,080,216     12,827,012       9,218,881
----------------------------------------------------------------------------------
Cash, end of year                    $  13,720,996   $ 11,080,216    $ 12,827,012
==================================================================================
Supplemental disclosure of
  cash flow information:
Interest paid                        $     825,103   $    379,063    $    442,683
==================================================================================




See Notes 5, 6 and 9 for non-cash            The accompanying notes form an
investing and financing activities.          integral part of the consolidated
                                             financial statements




                                               consolidated financial statements
itemus inc. (formerly Vengold Inc.)
Consolidated Statement
of Shareholders' Equity
(In United States Dollars)




                                               Common Shares            Special Warrants
                                          Number          Amount             Number
----------------------------------------------------------------------------------------
Balance at December 31, 1997            94,402,366   $  113,264,248                  -
Issued pursuant to
  public offering                       25,000,000       30,528,225                  -
Issued pursuant to
  private placement                     23,600,591       28,831,437                  -
Issued in connection with
  debt financing                                 -                -                  -
Net loss                                         -                -                  -
Share issue costs                                -                -                  -
----------------------------------------------------------------------------------------
Balance at December 31, 1998           143,002,957      172,623,910                  -
Net loss                                         -                -                  -
Capital reduction                                -      (29,992,773)                 -
----------------------------------------------------------------------------------------
Balance at December 31, 1999           143,002,957      142,631,137                  -
Issued pursuant to special
  warrant offering                               -                -         11,500,000
Issued on conversion of
  special warrants                      12,650,000       21,576,736        (11,500,000)
Issued pursuant to
  private placement                     27,590,909       10,000,000                  -
Issued pursuant to
  public offering                       13,639,168        3,422,288                  -
Issued on exercise
  of options                             1,448,334          272,653                  -
Issued on exercise
  of warrants                            5,089,000        6,859,504                  -
Issued on acquisition
  of investments                        29,272,402       29,760,589                  -
Expired warrants                                 -                -                  -
Share issue costs                                -                -                  -
Net loss                                         -                -                  -
Capital reduction                                -     (107,785,128)                 -
----------------------------------------------------------------------------------------
Balance at December 31, 2000           232,692,770   $  106,737,779                  -
========================================================================================



consolidated financial statements

                                          Special Warrants            Warrants             Accumulated      Shareholders'
                                                 Amount         Number        Amount         Deficit           Equity
---------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997                $           -     18,931,500   $    149,315   $ (14,052,978)   $   99,360,585
Issued pursuant to
  public offering                                       -      7,505,800              -               -        30,528,225
Issued pursuant to
  private placement                                     -      1,000,000              -               -        28,831,437
Issued in connection with
  debt financing                                        -              -              -               -                 -
Net loss                                                -              -              -     (14,388,651)      (14,388,651)
Share issue costs                                       -              -              -      (1,551,144)       (1,551,144)
---------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998                            -     27,437,300        149,315     (29,992,773)      142,780,452
Net loss                                                -              -              -    (107,785,128)     (107,785,128)
Capital reduction                                       -              -              -      29,992,773                 -
---------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999                            -     27,437,300        149,315    (107,785,128)       34,995,324
Issued pursuant to special
  warrant offering                             21,652,061              -              -               -        21,652,061
Issued on conversion of
  special warrants                            (21,652,061)     7,532,500         75,325               -                 -
Issued pursuant to
  private placement                                     -              -              -               -        10,000,000
Issued pursuant to
  public offering                                       -      1,200,000         12,000               -         3,434,288
Issued on exercise
  of options                                            -              -              -               -           272,653
Issued on exercise
  of warrants                                           -     (5,089,000)             -               -         6,859,504
Issued on acquisition
  of investments                                        -      1,300,000        747,945               -        30,508,534
Expired warrants                                        -    (22,348,300)      (149,315)        149,315                 -
Share issue costs                                       -              -              -      (2,485,633)       (2,485,633)
Net loss                                                -              -              -     (43,782,610)      (43,782,610)
Capital reduction                                       -              -              -     107,785,128                 -
---------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000                $           -     10,032,500   $    835,270   $ (46,118,928)   $   61,454,121
===========================================================================================================================

                                               consolidated financial statements

     Notes to the Consolidated Financial Statements

     December 31, 2000 and 1999 (In United States Dollars)


1.   Nature of Operations

     itemus inc. (formerly Vengold Inc.) (the "Corporation") changed its name on April 26, 2000. The Corporation is a research, strategic services and technology corporation that helps organizations architect, build and manage innovative business models for the Internet.

     The Corporation was previously engaged in the mining industry conducted primarily in Papua New Guinea through the Corporation's incorporated joint venture investment in the Lihir gold mine. Through the period 1995 to September 30, 1999 the Corporation held indirect and direct interests in the Lihir gold project ranging from 5.7% to 19.3% which were accounted under the proportionate consolidation method.

     The Corporation adopted a formal plan to change its strategic focus from mining to the Internet technology sector on February 15, 2000. The Corporation has accordingly restated its prior years' financial statements to reflect this change in business activity.

2.   Summary of Significant Accounting Policies

     The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and reflect the following significant accounting policies:

(a)  Principles of consolidation

     These consolidated financial statements include the accounts of the Corporation and all of its subsidiaries. All inter-company transactions have been eliminated.

(b)  Discontinued operations

     The Corporation discontinued its operation effective February 15, 2000.

     The Corporation capitalized all costs incurred in connection with the acquisition and development of mining properties, less provisions for permanent impairment in value, until such time as commercial production commences or the property is abandoned. The carrying value of any abandoned property or value impairment was charged to operations in the period. Exploration expenditures were expensed as incurred. All interest and other financing charges were capitalized where they relate to funds raised for developing a mineral resource where mining will commence.

notes to the consolidated financial statements

     Following the commencement of commercial production, the Corporation charged depletion and amortization of the cost of its mining property interests and development costs incurred during the pre-production period, using the unit of production method based on estimated recoverable reserves.

(c)  Translation of foreign currencies

     Effective July 1, 2000, the Canadian dollar was determined to be the principle currency of the Corporation. Prior to this change, the United States dollar had been used as the measurement and reporting currency. Under Canadian accounting principles, the Corporation's consolidated financial statements for all periods up to June 30, 2000 have been translated into Canadian dollars using the closing spot U.S. and Canadian exchange rate of $1.00 = Cdn.$1.4806. The Corporation has retained the use of the United States dollar for reporting purposes.

     Monetary assets and liabilities denominated in foreign currencies have been translated at the end of the period exchange rates. Non-monetary assets denominated in foreign currencies have been translated using the rate of exchange at the transaction date. Revenues and expenses have been translated at the average rates of exchange during the periods, except for charges relating to non-monetary assets, which have been translated at the same rates as the related assets.

     Foreign exchange gains and losses on monetary assets and liabilities are included in the determination of earnings except that foreign exchange gains and losses on monetary assets and liabilities which have a fixed life greater than one year are deferred and amortized to earnings over the remaining life.

(d)  Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used for, but not limited to, the accounting for doubtful accounts, depreciation and amortization, determination of net recoverable value of assets, revenue recognized on long-term contracts, sales returns, determination of fair value on acquisitions, taxes and contingencies.

(e)  Cash and cash equivalents

     Cash and cash equivalents consist of cash on hand and balances with banks, and investments in securities with initial terms to maturity of three months or less.

                                  notes to the consolidated financial statements

(f)  Marketable securities

     Marketable securities are carried at the lower of cost and fair market value.

(g)  Investments

     Investments are recorded at cost, except those in which the Corporation exercises significant influence, in which case they are accounted for on the equity basis. Where in management's opinion there has been a loss in value that is other than a temporary decline, the carrying value of such investments are reduced to estimated realizable value.

(h)  Capital assets

     Capital assets are recorded at cost. Amortization is provided annually at rates calculated to write-off assets over their estimated lives as follows:

     Computer hardware and software           30% declining balance
     Office furniture and equipment           30% declining balance

     Leasehold improvements are amortized using the straight-line method over the lesser of the useful life or the term of the lease.

(i)  Stock-based compensation

     Compensation expense is recognized when stock options are issued to employees and directors using the intrinsic value based method whereby compensation cost is recorded for the excess, if any, of the quoted market price at the date granted over the exercise price. Any consideration paid by employees and directors on exercise of stock options is credited to share capital. If stock options are repurchased from employees and directors, the excess of the consideration paid over the carrying amount of the stock options is charged to deficit.

     Compensation expense is determined when stock options are issued to non-employees and non-directors and is recognized over the vesting period of the option. The compensation expense is determined as the fair value of the option at the date of grant using an option pricing model.

(j)  Goodwill

     Goodwill arising on acquisitions is amortized on the straight-line basis over three to five years. The Corporation reviews the carrying value of goodwill for impairment in value utilizing discounted estimates of future cash flows. Any resulting writedowns are charged to earnings.

notes to the consolidated financial statements

(k)  Revenue recognition

     The Corporation's services can be provided either on a time and materials basis or a fixed fee basis. For fixed fee contracts, revenue is recognized on a percentage of completion basis, generally representing time spent relative to total estimated time. For contracts that are on a time and materials basis, revenue is recognized as the services are performed. Provisions for estimated losses on contracts, if any, are recorded when identifiable.

     Revenues from software license agreements are recognized upon delivery of software if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable, and vendor-specific objective evidence exists to allocate the total fee to elements of the arrangement. Vendor-specific objective evidence is typically based on the price charged when an element is sold separately, or, in the case of an element not yet sold separately, the price established by authorized management, if it is probable that the price, once established, will not change before market introduction. Elements included in multiple element arrangements could consist of upgrades and enhancements. If an acceptance period is required, revenues are recognized upon the earlier of customer acceptance or the expiration of the acceptance period. Revenues for license arrangements with payment term extending beyond one year are recognized periodically as payments become due, provided all other conditions for revenue recognition are met.

(l)  Share issue costs

     Share issue costs incurred on the issuance of Common Shares and special warrants are charged to deficit in the year incurred.

(m)  Loss per share

     In fiscal 2000, the Corporation early adopted the accounting recommendations of the CICA Handbook Section 3500, Earnings per Share. Under this method, basic loss per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common and common equivalent shares outstanding during the period using the "treasury stock" method. Common equivalent shares consist of the incremental common shares issuable upon the exercise of stock options and warrants and are excluded from the computation if their effect is antidilutive. The Corporation had a net loss for all periods presented herein; therefore none of the options and warrants outstanding during each of the periods presented were included in the computation of diluted loss per share as they were antidilutive. The net effect of the early adoption had no effect on basic or fully diluted loss per share as reported for the current and prior years.

                                  notes to the consolidated financial statements

(n)  Financial instruments

     Financial assets which are subject to credit risks include cash and accounts receivable. The Corporation minimizes its credit risk on these financial statements by holding positions with a variety of large creditworthy institutions. The fair market value of the Corporation's cash, accounts receivable and accounts payable approximate net book value as a result of the short-term nature of the instrument or the variable interest rate associated with the instrument.

     The Corporation undertakes transactions denominated in both Canadian and U.S. dollars and as such is exposed to price risk due to fluctuations in foreign exchange rates. The Corporation does not use derivative instruments to reduce exposure to foreign exchange risk.

(o)  Income taxes

     Effective January 1, 2000, the Corporation adopted a new pronouncement of the Canadian Institute of Chartered Accountants relating to income taxes. This application was applied retroactively. The retroactive application of this new policy had no effect on the previously reported financial position or results of operations.

     Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future income tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

(p)  Comparative figures

     Certain figures have been restated to conform with changes in presentation in the current year which include the restatement relating to the Corporation's discontinued operations.

3.   Discontinued Operations

     Effective February 15, 2000, the Corporation adopted a formal plan of disposal for its mining operations. The Corporation's mining operations were conducted primarily in Papua New Guinea through the Corporation's incorporated joint venture investment in the Lihir gold mine. Through the period 1995 to September 30, 1999, the Corporation held indirect and direct interest in the Lihir gold mine ranging from 5.7% to 19.3%.

notes to the consolidated financial statements

     During 1999 the Corporation reduced its interest in Lihir Gold from 19.3% to 5% receiving total proceeds of $123.8 million and resulting in a net loss of $47.7 million. Subsequently, the Corporation's 5% interest was converted from an indirect interest to a direct interest and consists of 53,842,468 ordinary common shares of Lihir Gold, a public company listed on the Australian Stock Exchange and the Corporation recorded a writedown of $37.0 million. During 2000 the Corporation sold its remaining interest in Lihir Gold for proceeds of $15.8 million resulting in a loss of $17.6 million.

     This operation has been accounted for as a discontinued operation and for reporting purposes, the results of operations, financial position and cash flow have been segregated from those of continuing operations for the current and prior periods. The Corporation has included in the results of the discontinued operation, the loss on sale of its interest in the Lihir gold project, and the results of operations from the measurement date to the disposal date.

     As at December 31, 1999 the Corporation's assets from discontinued operations consisted of marketable securities of $33,412,643 and accounts receivable of $264,152.

     Financial results of discontinued operations:


December 31,                          2000              1999               1998
------------------------------------------------------------------------------------
Revenues                        $            -    $    27,014,068   $    28,547,775
====================================================================================
Loss before income tax          $     (689,240)   $   (20,946,442)  $   (12,644,869)
Income tax recovery                          -            182,571         1,142,774
------------------------------------------------------------------------------------
                                      (689,240)       (20,763,871)      (11,502,095)
Loss on disposal of interest
  (net of $nil income taxes)                 -        (47,714,025)                -
Writedown of marketable
  securities                       (17,612,643)       (37,009,600)                -
------------------------------------------------------------------------------------
Loss from discontinued
  operations                    $  (18,301,883)   $  (105,487,496)  $   (11,502,095)
====================================================================================

Cash flow of discontinued operations:


December 31,                          2000              1999               1998
------------------------------------------------------------------------------------
Operating activities            $     (425,087)   $    (5,966,635)  $    (4,304,388)
Investing activities                15,800,000        123,808,140      (129,536,077)
Financing activities                         -       (117,447,730)       82,184,182
------------------------------------------------------------------------------------
Cash provided by (used for)
  discontinued operations       $   15,374,913    $       393,775   $   (51,656,283)
====================================================================================




                                  notes to the consolidated financial statements

4.   Capital Assets

                                                        2000         1999
-----------------------------------------------------------------------------
                                     Accumulated      Net Book      Net Book
                          Cost       Amortization       Value        Value
-----------------------------------------------------------------------------
Office furniture
  and equipment       $    316,894   $    175,965   $   140,929   $    15,890
Computer hardware
  and software           1,226,622        375,406       851,216       106,314
Leasehold
  improvements             132,566         72,381        60,185         5,765
-----------------------------------------------------------------------------
                      $  1,676,082   $    623,752   $ 1,052,330   $   127,969
=============================================================================

5.   Acquisitions

     During the year ended December 31, 2000, the Corporation completed a number of purchase acquisitions which have been accounted for using the purchase method. The consolidated financial statements include the operating results of each business from the date of acquisition. Amounts allocated to goodwill are amortized on a straight-line basis over three to five years. A summary of purchase transactions is outlined as follows:

Acquired business   Acquisition date     Consideration (form)   Net assets acquired
---------------------------------------------------------------------------------------
itemus solutions    February 15, 2000    $1,237,237            Current assets of
inc. (formerly                           (Cash of $378,826     $719,099, other
Intrasoft                                and Common            assets of $63,237,
Technologies Inc.)                       Shares of $858,411)   current liabilities
                                                               of $403,738 and
                                                               goodwill of $858,639
---------------------------------------------------------------------------------------
ideaPark.com        February 15, 2000    $2,975,729            Current assets of
Ventures Inc.                            (Cash of $386,688     $24,503, investments
                                         and Common            of $172,414, other
                                         Shares of             assets of $36,240
                                         $2,589,041)           and goodwill of
                                                               $2,742,572
---------------------------------------------------------------------------------------
1355447             February 15, 2000    $5,373,974            Current assets
Ontario Inc.                             (Cash of $52,056      of $100 and
                                         and Common            investments of
                                         Shares and share      $5,373,874
                                         purchase warrants
                                         of $5,321,918)
---------------------------------------------------------------------------------------
Exceleration.net    April 4, 2000        $8,946,928            Current assets of
Incorporated                             (Common Shares)       $1,509,932, and
                                                               goodwill of
                                                               $7,436,996
---------------------------------------------------------------------------------------
MoSHON              April 25, 2000       $802,425              Current assets of
Digital Media                            (Cash of $139,528     $203,684, other
Incorporated                             and Common            assets of $38,129,
                                         Shares of $662,897    current liabilities of
                                                               $47,677 and good-
                                                                will of $608,289




notes to the consolidated financial statements

6.   Investments

     December 31,                        2000               1999
     ---------------------------------------------------------------
     Investments - Cost (a)         $  29,389,721      $           -
     Investments - Equity (b)           3,578,143                  -
     Shooting Gallery Inc. (c)          8,697,455                  -
     ---------------------------------------------------------------
                                    $  41,665,319      $           -
     ===============================================================




(a) The Corporation has made a series of investments in private companies in the Internet technology sector specializing in rich media, collaborative commerce and mobile business. These investments, which are accounted for by the cost method, consist primarily of shares and warrants of private investee companies with equity ownership of below 20%.

     On April 13, 2000 the Corporation acquired a 15% interest in Datagistics Corporation ("Datagistics") for cash of $3.7 million, 4,437,500 Common Shares and 800,000 common share purchase warrants valued at $9.4 million. The Common Shares were issued upon the exercise of previously issued special warrants. As a condition of the purchase the Corporation agreed that if any Common Shares received upon exercise of the Special Warrants were sold for net proceeds of less than US$2.00 per share the Corporation would pay the amount of the shortfall. As at December 31, 2000, the contingent liability related to this investment totalled $7.5 million based on the Corporation's closing market price on December 31, 2000.

(b) The Corporation records investments on the equity basis when equity ownership is 20% or greater and the Corporation exercises significant influence over the operations of the investee. The Corporation has accounted for the following investments on the equity basis.

     (i) Effective February 15, 2000, the Corporation acquired a 20% equity interest in Teamcast.com Corporation ("Teamcast") for consideration of 2,500,000 Common Shares valued at $1,438,356. Teamcast is a web based application services provider focused on the collaborative knowledge management market enabling companies with solutions for working online, including various collaborative tools enabling businesses. The cost of this investment in excess of the Corporation's pro rata interest in its net assets of $1,569,302 has been recorded as an intangible asset. The Corporation increased its interest in Teamcast to 40% in December by way of converting funding of $1.4 million provided during the course of the year.

          During the year ended December 31, 2000 the Corporation generated $1.1 million in gross revenues and approximately $300,000 in net notes to the consolidated financial statements revenue from Teamcast through its wholly owned subsidiary itemus solutions. The Corporation and Teamcast are related parties.

          Subsequent to December 31, 2000 the Corporation acquired the remaining 60% of Teamcast for consideration of 4 million Common Shares valued at $1.6 million. On the basis of the resulting valuation used for purposes of the subsequent acquisition the Corporation wrote down the carrying value of this investment by $1.1 million.

     (ii) On August 18, 2000 the Corporation acquired a 25% equity interest in NetCertainty Inc. ("NetCertainty") for $1.5 million in cash and the conversion of a promissory note of NetCertainty held by the Corporation in the principal amount of $500,000. The Corporation is also entitled to receive additional equity as payment for the first $1 million of acceleration services it provides to NetCertainty. During the year the Corporation through its wholly owned subsidiary itemus solutions provided $592,000 in acceleration services increasing its interest to 29%. The Corporation and NetCertainty are related parties.

          NetCertainty provides digital identity hosting services for individuals and organizations within the business-to-business e-marketplace. NetCertainty's technology eliminates procedural and technological burdens previously associated with digital identities. The cost of this investment in excess of the Corporation's pro rata interest in its net assets of $1,490,000 is amortized on a straight line basis over a period of five years.

          Subsequent to December 31, 2000 the Corporation acquired the remaining 75% of NetCertainty for consideration of 2,540,222 Common Shares valued at $1 million. On the basis of the resulting valuation used for purposes of the subsequent acquisition the Corporation wrote down the carrying value of this investment by $1.9 million.

    (iii) Pursuant to a subscription agreement dated August 30, 2000 the Corporation agreed to acquire a 45% interest in SpiderCache Inc. ("SpiderCache") for cash consideration of $1.3 million. The terms of this agreement were subsequently amended whereby the Corporation's cash consideration was reduced to $650,000 for an interest of 30%. SpiderCache product SpiderCache v1.0 caches dynamically created content which reduces server overhead and protects against traffic surges permitting faster loading web pages and quicker transactions for an e-business.

     (iv) On April 19, 2000, the Corporation provided $170,000 to assist Yo Inc. ("Yo") to complete its incorporation, register domain names and notes to the consolidated financial statements hire a Chief Executive Officer. Yo is a private software company that develops and markets enterprise networking and Internet connectivity protocols and platforms for both individuals and enterprises. In July 2000, the Corporation agreed to acquire a 40% equity interest in Yo for cash consideration of $3.3 million. At such time the Corporation subscribed for 4 million Series A Convertible Preferred Shares of Yo for cash consideration of $1.2 million plus the amount previously advanced. The Corporation also agreed to subscribe for an additional 6 million Series A Convertible Preferred Shares for additional cash consideration of $2 million at a future date.

          Subsequent to December 31, 2000 the Corporation agreed with Yo to satisfy this arrangement by way of providing additional cash consideration of $330,000 and issuing a $1.7 million principal amount convertible subordinated note (the "Note") to Yo in satisfaction of its previous obligation. In the event that a receipt is issued by a Securities Commission for a prospectus qualifying the distribution of the Common Shares issuable upon conversion of the Note on or about June 14, 2001 (the "Maturity Date") the Note will be automatically converted into 4,666,667 Common Shares based on a conversion price of Cdn.$0.60 per share. In the event that such receipt is not obtained, the principal amount of the Note will become due on the Maturity Date.

     (v) On June 9, 2000, the Corporation acquired a 45% equity interest in Songcatalog.com Inc. ("Songcatalog") for $435,000 with an additional investment commitment of $370,000 on the basis of Songcatalog achieving certain milestones which were achieved in December 2000.
          As at December 31, 2000 the Corporation provided an additional $90,000 in funding with the remainder of $280,000 being paid subsequent to December 31, 2000. During the year, the Corporation, through its wholly-owned subsidiary, itemus solutions, provided $250,000 in services. The Corporation and Songcatalog are related parties.

          Songcatalog is a private company that provides business-to-business solutions for the music publishing industry. Songcatalog acts as link between music publishing companies and professional music buyers, and provides a central resource where music buyers can browse and search a catalogue of songs for purposes of licensing and re-licensing.

(c) The Corporation has invested $7.5 million in Shooting Gallery, a privately-held company that provides a full range of traditional and digital services notes to the consolidated financial statements
     for the converging rich media marketplace, in the form of a convertible debenture to fund growth initiatives and incurred $1.2 million in transaction related expenditures. The terms of the convertible debenture provide for conversion of the principal and accrued interest at a rate of interest of 15% per annum at the option of the Corporation at a conversion price that shall be determined by the current market value in effect at that time. Subsequent to December 31, 2000 the Corporation provided a further $4.9 million in funding to Shooting Gallery to fund further growth initiatives.

     The scheduled closing of this transaction has been delayed as numerous conditions precedent have yet to be satisfied and there is no assurance that this transaction will close.

7.   Goodwill

     December 31,                      2000                1999
     --------------------------------------------------------------
     Goodwill                     $   11,646,496      $           -
       Accumulated amortization       (2,896,767)                 -
       Provision for impairment
         of goodwill                  (2,296,426)                 -
     --------------------------------------------------------------
                                  $    6,453,303       $          -
     ==============================================================

8.   Long-Term Debt

     The secured loan bearing interest at 10% was repaid on January 11, 2000. In connection with this loan the Corporation issued 4 million common share purchase warrants with an exercise price of Cdn.$2.05. These common share purchase warrants were exercised prior to the expiry date of June 28, 2000.

9.   Capital Stock

(a)  Authorized

     During 1994, the Corporation was continued under the Canadian Business Corporations Act with authorized share capital of an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares without par value.

(b)  Issued

     The Corporation has issued and outstanding 232,692,770 Common Shares at December 31, 2000 (December 31, 1999 and 1998 - 143,002,957 Common Shares).

notes to the consolidated financial statements

(c) On May 11, 1994 the shareholders of the Corporation approved the employees' and directors' share incentive plans (the "Plans") of the Corporation which were previously approved by The Toronto Stock Exchange in accordance with its revised Stock Option Policy. On April 26, 2000, May 15, 1996, June 24, 1997 and May 6, 1998 the shareholders of the Corporation approved amendments to the Plans as to the number of Common Shares of the Corporation which would be available to be reserved for issuance under the terms of the Plans. Presently 44,000,000 Common Shares are available for issuance under the terms of the Plans. Pursuant to its Plans the Corporation has share options outstanding to certain of its employees and directors to purchase 39,071,833 Common Shares of the Corporation.

     A summary of the Corporation's stock options for the three preceding periods and changes during the years ending on those dates is presented below:

                                                   Year ended December 31,
     --------------------------------------------------------------------------------------------------
                                             2000                        1999                    1998
     --------------------------------------------------------------------------------------------------
                                           Weighted                   Weighted                 Weighted
                                            Average                   Average                  Average
                               Number of   Exercise      Number of    Exercise    Number of    Exercise
                                 Common      Price         Common      Price        Common     Price
                                 Shares     (Cdn.$)        Shares     (Cdn.$)       Shares     (Cdn.$)
     --------------------------------------------------------------------------------------------------
     Balance,
       beginning of year       15,435,000   $  0.23      14,235,000   $  1.84     11,111,700   $  1.97
       Granted                 29,342,500   $  1.11      15,385,000   $  0.23      3,305,000   $  1.50
       Cancelled                 (175,000)  $  2.27     (10,220,000)  $  1.84              -         -
       Forfeited               (4,082,333)  $  0.59      (3,965,000)  $  1.82       (181,700)  $  4.16
       Exercised               (1,448,334)  $  0.28               -         -              -         -
     --------------------------------------------------------------------------------------------------
     Balance, end of year      39,071,833   $  0.84      15,435,000   $  0.23     14,235,000   $  1.84
     ==================================================================================================
     Exercisable,
       end of year             25,806,444                10,711,667               13,038,333
     ==================================================================================================


     The following summarizes information about the stock options outstanding at December 31, 2000:

     Number          Weighted Average                               Number
     of Shares        Exercise Price             Expiry          Exercisable
     -----------------------------------------------------------------------
     13,286,665          $  0.23                  2009            12,441,111
     16,571,666          $  0.64                  2010            10,622,222
     9,213,502           $  2.10                  2010             2,743,111
     -----------------------------------------------------------------------
     39,071,833          $  0.84                                  25,806,444
     =======================================================================

     The director share options vest on granting whereas employee share options are exercisable as to 331/3% in each year on a cumulative basis.

                                  notes to the consolidated financial statements

     The Corporation issued 14,931,500 Series "A" warrants as part of the public offering of 28,863,000 units of the Corporation at a price of $1.75 per unit in June 1995. One warrant entitles the holder to purchase one common share of the Corporation at an exercise price of $2.35 until June 13, 2000. Under certain conditions original holders of the Series "A" warrants are able to exchange Series "A" warrants for Series "B" warrants. On November 22, 1995, Series "B" warrants with an exercise price of $1.30 and an expiry date of June 13, 2000 were available to original holders of Series "A" warrants. As at December 31, 1999, 8,700,300 Series "B" warrants had been issued and an identical number of Series "A" warrants cancelled.

     During the year ended December 31, 2000, 89,000 Series "B" warrants were exercised and a total of 14,842,500 Series "A" and Series "B" warrants expired.

     In connection with the secured loan (Note 8) the Corporation issued 4 million and 1 million common share purchase warrants with exercise prices of Cdn.$2.05 and Cdn.$1.65, respectively. These common share purchase warrants were exercised during the year.

     In connection with the private placement entered into with Placer Dome Inc. ("Placer") during 1997, the Corporation issued 23,600,591 Common Shares and 7,505,800 common share purchase warrants with an exercise price of Cdn.$2.05. On February 14, 2000 Placer sold these shares and as a result relinquished its entitlement to the common share purchase warrants.

     Warrants issued during the year include 500,000 common share purchase warrants with an exercise price of Cdn.$0.84 and an expiry date of April 11, 2005 in the connection with the acquisition of 1355447 (Note 5), 800,000 common share purchase warrants issued with an exercise price of Cdn.$0.84 and expiry date of April 13, 2002 in connection with the acquisition of Datagistics (Note 6), 7,532,500 warrants in connection with the Corporation's special warrants (Note 9 (d)) and 1,200,000 broker warrants in connection with the Equity Line (Note 9 (e)). Warrants issued in connection with the special warrant issue include 6,325,000 common share purchase warrants, 805,000 special underwriter warrants and 402,500 underwriter common share purchase warrants.

(d) On March 28, 2000 the Corporation issued 11,500,000 special unit warrants at Cdn.$2.75 per special unit warrant. In connection with this offering the Corporation was required to file a Prospectus within a prescribed time period with a final receipt required on or before July 26, 2000. As the final receipt for the prospectus was not issued until after July 26, 2000 notes to the consolidated financial statements the holders of the special warrants were entitled, upon exercise or deemed exercise to receive 1.1 Common Shares and 0.55 common share purchase warrants for each special warrant held. As a result, the Corporation issued a total of 12,650,000 Common Shares and 6,325,000 common share purchase warrants, 805,000 special underwriter warrants and 402,500 underwriter common share purchase warrants. Each of the common share purchase warrants and underwriter common share purchase warrants allows the purchaser to acquire one additional common share at a price of Cdn.$3.50 per common share expiring March 28, 2002. Each of the special underwriter warrants allows the purchaser to acquire one additional common share at a price of Cdn.$2.75 per common share expiring March 28, 2002. All warrants issued in connection with this offering are callable by the Corporation if the common shares trade above Cdn.$5.00 for a prescribed period.

(e) On October 23, 2000 the Corporation entered into subscription agreements with Subscribers pursuant to which the Subscribers irrevocably subscribed for that number of Common Shares resulting in aggregate gross proceeds to the Corporation not exceeding Cdn.$40 million (collectively "Equity Line"). The maximum number of Common Shares issuable pursuant to the Equity Line will not exceed 40 million common shares, subject to adjustment in certain circumstances. The term of the Equity Line Commitment expires October 23, 2001 (the "Term"). During the Term, the Corporation, by providing written notice to the Subscriber (the "Notice"), may from time to time require that the Subscribers exercise Rights to subscribe for Common Shares. The Corporation will specify in the Notice the aggregate amount to be paid on exercise of the Rights with subscription amounts of not less than Cdn.$3 million and not more than Cdn.$5 million. The number of Common Shares to be issued upon exercise of the Rights shall be determined on the basis of issuing Common Shares at a Subscription Price equal to 90% of the average daily volume weighted average of the trading prices of the Common Shares on The Toronto Stock Exchange for the three trading days commencing on the date that is three trading days after the Notice is sent. In connection with this offering and for services provided by the Agent, the Corporation has agreed to issue 600,000 Common Shares to the Agent. In addition, the Corporation has agreed to issue to the Agent broker's warrants to purchase up to an aggregate of 1,200,000 Common Shares exercisable in whole or in part, at a price per share equal to $1.25 for each Common Share with an expiry date of April 27, 2002.

     On December 22, 2000 the Corporation issued 13,639,168 Common Shares pursuant to this offering for gross proceeds of Cdn.$5 million.

                                  notes to the consolidated financial statements

(f) On December 12, 2001 in connection with a private placement with an affiliate of Compaq Canada Corp., the Corporation issued 27,590,909 Common Shares for proceeds of $10 million. As a condition precedent of the private placement the Corporation granted Compaq preferred supplier status for its products and services and agreed to achieve specific purchasing commitments within a prescribed timeframe.

     The Corporation also agreed to issue to Compaq, subject to achieving certain terms and conditions, additional common shares of the Corporation having an aggregate value at the time of issuance of $5 million for a term expiring December 12, 2005. The Common Shares issued will be determined on the basis of a simple average share price for the ten day period ending two days prior to the second subscription date.

(g) The shareholders of the Corporation approved the elimination of the deficit at December 31, 1999 of $107,785,128 on April 26, 2000 and a deficit at December 31, 1998 of $29,992,773 on May 7, 1999 by way of a corresponding reduction to capital stock.

10.  Income Taxes

     The reported income tax provision differs from the amounts computed by applying the Canadian federal and provincial statutory tax rates to the net loss before income taxes due to the following reasons:

     December 31,                         2000             1999             1998
     -------------------------------------------------------------------------------
     Loss from continuing
       operations                    $ (25,480,727)   $ (2,297,633)    $  2,886,556
     -------------------------------------------------------------------------------
     Combined basic federal
       and provincial rates                     44%             45%              45%
     Income tax recovery based on
       statutory income tax rate     $ (11,211,520)   $ (1,033,935)    $ (1,298,950)
     Increase in income
       taxes resulting from:
     Benefit of losses not
       recognized in the year            4,387,805         939,385        1,220,995
     Non-deductible amortization
       and writedown of goodwill         2,285,005
     Writedown of investments            4,486,609               -                -
     Other                                  52,101          94,550           77,955
     -------------------------------------------------------------------------------
                                     $           -    $          -     $          -
     ===============================================================================



notes to the consolidated financial statements

     Future income taxes result principally from temporary differences in the recognition of loss carryforwards and expense items for financial and income tax reporting purposes. Significant components of the Corporation's future tax assets and liabilities as of December 31, 2000 and 1999 are as follows:

     December 31,                                   2000                1999
     -----------------------------------------------------------------------------
     Future income tax assets
       Tax loss carryforwards                  $  42,961,180      $    16,406,605
       Goodwill deductible for tax purposes        6,162,600           18,193,648
       Share issue costs                           1,161,103              958,326
     -----------------------------------------------------------------------------
     Total future income tax assets               50,284,883           35,558,579
     Valuation allowance for
       future income tax assets                  (50,284,883)         (35,558,579)
     -----------------------------------------------------------------------------
     Net future income tax assets              $           -      $             -
     =============================================================================

     Due to the uncertainty surrounding the realization of future income tax assets, the Corporation has a 100% valuation allowance against its future income tax assets. The valuation allowance has increased by $14,726,304 during the year ended December 31, 2000.

     The Corporation has loss carryforwards that may be recorded in future years as they are utilized to reduce income taxes. At December 31, 2000, the Corporation has loss carryforwards of approximately $27.0 million that will expire between the years 2002 and 2007 and capital losses of approximately $184.7 million at December 31, 2000.

11.  Segmented Information

     The Corporation operates in one industry segment and as at December 31, 2000 and 1999, substantially all of the Corporation's assets were located in Canada.

12. The Effect of Applying Accounting Principles Generally Accepted in the United States

     These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which, except as set out below, conform, in respect of these statements, in all material respects with United States generally accepted accounting principles ("U.S. GAAP").

                                  notes to the consolidated financial statements

     Statement of Operations

     December 31,                           2000             1999                 1998
     --------------------------------------------------------------------------------------
     Net loss under
       Canadian GAAP                  $  (43,782,610)  $   (107,785,129)    $  (14,388,651)
     Reversal of writedown
       of short-term investments (f)     (37,009,600)        37,009,600                  -
     --------------------------------------------------------------------------------------
     Net loss under U.S. GAAP         $  (80,792,210)  $    (70,775,529)    $  (14,388,651)
     ======================================================================================
     Basic loss per common
       share under Canadian GAAP      $        (0.25)  $          (0.75)    $        (0.11)
     ======================================================================================
     Basic loss per share
       under U.S. GAAP                $        (0.47)  $          (0.50)    $        (0.11)
     ======================================================================================

(a) U.S. GAAP requires that gains and losses on foreign currency denominated items shall be recorded in the net loss for the year in which the exchange rate changes. Canadian GAAP requires that where the foreign currency denominated item giving rise to the foreign exchange gain or loss has a determinable life, the gain or loss should be deferred over the life of the underlying item. As at December 31, 1997 the Corporation had an unrealized foreign exchange gain on foreign denominated debt in the amount of $1,248,300. This amount was recorded in discontinued operations under Canadian GAAP in 1998.

(b) The Corporation has adopted Accounting Principles Board Opinion No. 25, Accounting for Stock Issued and Employees ("APB 25") to account for stock based compensation to employees and directors using the intrinsic value based method whereby compensation cost is recorded for the excess, if any, of the quoted market price, at the date granted. Under APB 25, because the exercise price of the Corporation's employee stock options equals the market price of the underlying stock on the date of the grant no compensation expense is recognized.

     Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), issued in October 1995, requires the use of the fair value based method of accounting for stock options. Under this method, compensation cost is measured at the date of grant based on the fair value of options granted and is recognized over the vesting period. SFAS 123, however allows the Corporation to continue to measure the compensation cost of employees and directors in accordance with APB 25. The Corporation has therefore adopted the disclosure-only provision of SFAS 123.

notes to the consolidated financial statements

                                                                             55>



     The following pro forma financial information presents the net loss for the year and the loss per common share under U.S. GAAP had the Corporation adopted SFAS 123 for all stock options issued to employees and directors.


     December 31,                      2000            1999            1998
     ---------------------------------------------------------------------------
     Net loss under U.S. GAAP      $(80,792,210)   $(70,775,529)   $(14,388,651)
     Stock-based compensation        (9,230,306)     (1,559,483)     (2,893,912)
     ---------------------------------------------------------------------------
     Pro forma net loss            $(90,022,516)   $(72,335,012)   $(17,282,563)
     ---------------------------------------------------------------------------
     Pro forma loss per common
     share under U.S. GAAP         $      (0.52)   $      (0.51)   $      (0.14)
     ===========================================================================


     Using the fair value based method for stock-based compensation, additional costs of approximately $9,230,306, $1,559,483 and $2,893,912 would have been recorded for each of the years ended December 31, 2000, 1999 and 1998 respectively. These amounts are determined using an option pricing model assuming no dividends are paid, a vesting period occurring over a three year period for employees and immediately for directors, a weighted average volatility of the Corporation's share price of 217.61% (1999 - 167.86% and 1998 - 63.6%) and a weighted average annual risk free rate of 5.96% (1999 - 5.73% and 1998 - 5.0%).

(c)  Change in functional currency

     The Corporation has adopted the Canadian Dollar as its functional currency effective July 1, 2000. In years prior, the Corporation's functional currency was the United States Dollar. As a result of this change, the Corporation, for Canadian GAAP purposes, restated amounts for all periods up to June 30, 2000 from United States Dollars into Canadian Dollars using the exchange rate in effect at June 30, 2000.

     Under U.S. GAAP, this change in the functional currency would require a restatement of the Corporation's financial statements for all periods up to June 30, 2000 whereby monetary assets and liabilities would be translated into Canadian Dollars at the exchange rate in effect at the balance sheet date and non-monetary assets, liabilities and share capital at the exchange rates in effect at the time of acquisition or issue. Revenues and expenses would be translated at rates approximating exchange rates in effect at the time of the transactions. The effect of change in functional currency under U.S. GAAP would be an increase to the cumulative translation adjustment of $1.2 million.



notes to the consolidated financial statements

56>



(d) Under U.S. GAAP, SFAS No. 109, Accounting for Income Taxes, the Corporation would calculate its future income taxes using only enacted tax rates. This differs from Canadian GAAP which uses substantially enacted tax rates. Since any change in the carrying value of the Corporation's future income tax assets would be offset by a 100% valuation allowance, there would be no effect on the Corporation's financial position or results of operations.

(e) Under U.S. GAAP, in accordance with Statement of Financial Accounting Standards No. 128 ("SFAS 128"), effective for periods ending after December 15, 1997, loss per common share is based on the weighted average number of common shares outstanding for the period which would have no impact on the Corporation's current reporting under Canadian GAAP.

(f) Under U.S. GAAP, SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, the Corporation would have classified its marketable securities of its discontinued operations in 1999 as available-for-sale and accordingly would have been required to include the changes in net unrealized holding gains or losses on these securities in other comprehensive income rather than in operations.

     SFAS No. 130, Reporting Comprehensive Income, establishes standards for the reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general-purpose financial statements.


     December 31,                      2000            1999            1998
     ---------------------------------------------------------------------------
     Net loss under U.S. GAAP     $(80,792,210)   $ (70,775,529)   $(14,388,650)
     Other comprehensive income
        Adjustment to unrealized
        gains (losses) on
        available-for-sale
        investments                 37,009,600      (37,009,600)             --
     ---------------------------------------------------------------------------
     Comprehensive net loss
        under U.S. GAAP           $(43,782,610)   $(107,785,129)   $(14,388,650)
     ---------------------------------------------------------------------------
     Comprehensive loss per
        share under U.S. GAAP     $      (0.25)   $       (0.75)   $      (0.11)
     ===========================================================================


(g) The Corporation records costs associated with share issuances as an increase to its deficit. Under U.S. GAAP these costs would be offset against the proceeds received for each issuance.



notes to the consolidated financial statements

                                                                             57>



(h) The Corporation, on three occasions has recorded a deficit reduction under Canadian GAAP. The Corporation would be unable to record these under U.S. GAAP. The cumulative increase to the Corporation's deficit and corresponding increase to share capital would be $201,021,994 (1999 - $93,236,866; 1998 - $63,244,093).

(i) In March 2000, the FASB issued Interpretation No. 44 (FIN No. 44), Accounting for Certain Transactions Involving Stock Compensation - an interpretation of APB No. 25. FIN 44 clarifies (i) the definition of employee for purposes of applying APB No. 25, (ii) the criteria for determining whether a plan qualifies as a noncompensatory plan, (iii) the accounting consequences of various modifications to the terms of a previously fixed stock option or award, and (iv) the accounting for an exchange of stock compensation awards in a business combination. FIN No. 44 is effective July 1, 2000, but certain conclusions in this interpretation cover specific events that occur after either December 15, 1998 or January 12, 2000. The adoption of FIN No. 44 had no effect on the Corporation's financial statements.

(j) In July 1999, the FASB announced the delay of the effective date of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, for one year, to the first quarter of 2001. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires companies to recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. Under SFAS No. 133 gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The impact of SFAS No. 133 on the Corporation's financial position and results of operations is not material.


(k) In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 ("SAB No. 101"), Revenue Recognition, which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB No. 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. Management believes that the Corporation's revenue recognition policy is in compliance with the provisions of SAB No. 101 and that the adoption of SAB No. 101 had no material effect on the financial position or results of operations of the Corporation.



notes to the consolidated financial statements

58>



13.  Subsequent Events

(a)  Acquisition of Digital 4Sight

     On January 19, 2001 the Corporation completed the acquisition of 100% of Digital 4Sight Corporation ("Digital 4Sight"), a digital economy consulting and search firm. The Corporation paid an aggregate purchase price of $24.5 million consisting of $3.3 million principal amount of notes convertible into common shares of the Corporation on the basis of Cdn.$0.56 per common share, 47,000,000 common shares of the Corporation and cash of $1.7 million.

     The acquisition of Digital 4Sight will be accounted for using the purchase method of accounting. Acquisition costs and the preliminary determination of the unallocated excess of acquisition costs over net assets acquired are set forth below:

     Estimated fair value of common shares issued                   $17,400,000
     Convertible note payable                                         3,300,000
     Estimated fair value of conversion feature of
        convertible note payable                                      1,900,000
     Cash consideration paid                                          1,700,000
     Estimated transaction costs                                        200,000
     ---------------------------------------------------------------------------
                                                                     24,500,000
     Less: Estimated net tangible assets acquired                    (1,100,000)
     ---------------------------------------------------------------------------
     Unallocated excess of acquisition costs over net
        tangible assets                                             $23,400,000
     ===========================================================================


     In connection with finalizing the purchase price allocation of this transaction, the Corporation is currently evaluating the fair value of the consideration given and the fair value of the assets acquired and liabilities assumed. Using this information, the Corporation will make a final allocation of the purchase price, including the allocation to goodwill and other intangibles. Accordingly, the purchase accounting information is preliminary.

(b)  Acquisition of NAME Inc.

     On February 19, 2001 the Corporation announced its intention to merge with NAME Inc. ("NAME"), an information technology developer and integrator. On March 30, 2001 the Corporation acquired by way of share exchange takeover bid on the facilities of The Toronto Stock Exchange a total of 86.9 million common shares of NAME or 67% which will be exchanged for the Corporation's common shares based on an exchange ratio of 0.9155 common shares of the Corporation for each common share of NAME. On April 2, 2001 the Corporation announced that it would extend its existing offer to purchase all of the outstanding shares of NAME not already acquired until April 17, 2001.



notes to the consolidated financial statements

                                                                             59>



     On the basis of the NAME common shares acquired on March 30, 2001 the acquisition will be accounted for using the purchase method of accounting. Acquisition costs and the preliminary determination of the unallocated excess of acquisition costs over net assets acquired are set forth below:

     Estimated fair value of common shares issued                  $ 29,300,000
     Estimated transaction costs                                      1,100,000
     ---------------------------------------------------------------------------
                                                                     30,400,000
     Less: Estimated net tangible assets acquired                   (21,500,000)
     ---------------------------------------------------------------------------
     Unallocated excess of acquisition costs over net
        tangible assets                                            $  8,900,000
     ===========================================================================


     In connection with finalizing the purchase price allocation of this transaction, the Corporation is currently evaluating the fair value of the consideration to be given and the fair value of the assets to be acquired and liabilities to be assumed. Using this information, the Corporation will make a final allocation of the purchase price, including the allocation to goodwill and other intangibles including acquired technology. Accordingly, the purchase accounting information is preliminary.



notes to the consolidated financial statements

60>



Officer Biographies


Don Tapscott, Chairman

Don Tapscott is a business strategist and entrepreneur who is a world-leading authority and highly sought after speaker on the impact of information and communication technologies on business and society. He has authored or co-authored seven books, including best-sellers such as Digital Capital:
Harnessing the Power of Business Webs, Growing Up Digital and The Digital
Economy.


Ian Telfer, Vice-Chairman

Ian Telfer was President and Chief Executive Officer of Vengold Inc., itemus' predecessor company, which he founded in 1993. Previously, he was President and founder of TVX Gold Inc. Mr. Telfer has extensive corporate leadership and governance experience, and is a director of numerous public companies. Encompassing a broad range of knowledge of the capital markets, Mr. Telfer has raised over $1 billion for companies at varying stages of development.


Jim Tobin, President and Chief Executive Officer

Jim Tobin was previously an Executive Vice-President of Bell Canada, where he founded BCE Emergis, a TSE 300 listed global e-commerce company. Mr. Tobin was also President and Chief Operating Officer of Hummingbird Communications, a leading enterprise software company, and was with strategy consulting firm McKinsey & Company for seven years.



officer biographies

                                                                             61>



Mark Maybank, Executive Vice-President and Chief Operating Officer

Mark Maybank is one of Canada's leading software, Internet and e-commerce specialists. Most recently, he worked as a research analyst focused on the Internet with Yorkton Securities Inc., a Canadian technology-focused investment bank. Previously, Mr. Maybank held senior positions with a U.S. cellular communications company and a large global consulting and accounting firm.


Aris Kekedjian, Executive Vice-President and Chief Development Officer

Aris Kekedjian was an executive and business strategist at General Electric for more than 10 years before joining itemus. In his last position, he was Senior Vice-President, Global Business Development and Managing Director, Latin America at GE Capital, where he was responsible for globalization, diversification and e-commerce.


David Ticoll, Executive Vice-President and Chief Strategy Officer

David Ticoll is a recognized global authority, consultant and speaker on business strategy. He is co-author of Digital Capital: Harnessing the Power of Business Webs and Blueprint to the Digital Economy. Mr. Ticoll co-founded Digital 4Sight in 1994 with Don Tapscott. At Digital 4Sight he was Chief Executive Officer until its merger with itemus in January 2001. He is a contributor to Harvard Business Review, Business 2.0, Industry Standard, tele.com and USA Today, among others.


Alex Lowy, Executive Vice-President and Chief Knowledge Officer

Alex Lowy is a pre-eminent consultant specializing in the creation of innovative work, learning and information systems to achieve high-performance results. He co-founded and was a Managing Partner of Digital 4Sight, and co-authored Digital
Capital: Harnessing the Power of Business Webs and Blueprint to the Digital Economy. Mr. Lowy has also contributed award-winning articles to journals including Training and Development, the Journal for Group and Organizational Studies and Business 2.0.



officer biographies

62>



Curtis Hollister, Vice-President and Chief Technology Officer

Curtis Hollister is an entrepreneur with a strong background in Internet technology and business development. He has three successful technology start-ups to his credit, including Intrasoft Technologies. Mr. Hollister has provided business and technical expertise for the incubation of several widely used Web software applications.


Jim Burns, Chief Executive Officer, itemus Global Solutions

Jim Burns has extensive experience helping clients establish and implement e-business and e-commerce strategies. Previously, Mr. Burns was Managing Director of Nextera Interactive and held high-profile positions as Chief Operating Officer and Chief Information Officer of North America for Swiss Bank, Chief Information Officer of Goldman Sachs and was a partner at Andersen Consulting.


Elliot Schreiber, Executive Vice-President, Strategic Alliances and Business Development

Elliot Schreiber is a recognized market strategist and architect with an especially strong background in marketing and brand strategies. He served for nearly 20 years in top marketing and strategy positions in global corporations, most recently as Senior Vice-President, Corporate Marketing and Communications at Nortel Networks, and previously in similar positions at Bayer Corporation and the Du Pont Company.


Giulio Bonifacio, Vice-President, Finance and Corporate Secretary

Giulio Bonifacio has held a number of senior financial positions over the past 17 years with public companies, including Chief Financial Officer of a technology company and most recently Vice-President, Treasurer and Corporate Secretary of Vengold Inc., itemus' predecessor company. Mr. Bonifacio has an in-depth knowledge of regulatory and financial reporting matters and is actively involved in managing all financial matters regarding the Corporation and its group companies.



officer biographies

                                                                             63>



Gerry McDonald, Vice-President and
Chief Financial Officer, Operating Companies

Gerry McDonald is a Chartered Accountant with over 20 years' experience and has been Chief Financial Officer of a number of software companies, including ISG Technologies, a medical imaging software development company. In 1993, Mr. McDonald completed a NASDAQ IPO for ISG. Mr. McDonald has also worked for ACENetX, a hosting company, and Jonas & Erickson, a developer of front and back office software.


Chris Scatliff, Executive Vice-President, Wireless

Chris Scatliff has more than 30 years of international marketing, operations and financial management experience in computer, communications and Internet technology. He is former President and Chief Executive Officer of UUNET Canada Inc. Previously, Mr. Scatliff was Vice-President and Managing Director for Europe, the Middle East and Africa in the Communications Industry Services division of Computer Sciences Corporation.


Christine Pietschmann, President, itemus solutions

Christine Pietschmann led the development of itemus solutions from its birth as Intrasoft Technologies in 1997 to the present. The company is a sophisticated one-stop shop for Web solutions providing software and interface design, hosting and maintenance, and security.



officer biographies

64>



Directors                              Corporate Offices

Don Tapscott                           207 Queens Quay West
Chairman,                              Suite 550, PO Box 131
itemus inc.                            Toronto, Ontario
                                       Canada M5J 1A7

Ian Telfer
Vice-Chairman,                         Telephone: 416.979.7899
itemus inc.                            Facsimile: 416.979.7616


Jim Tobin                              200 Burrard Street
President and                          Suite 1688
Chief Executive Officer,               Vancouver, British Columbia
itemus inc.                            Canada V6C 3L6


Mark Maybank                           Telephone: 604.664.7050
Executive Vice-President               Facsimile: 604.681.9151
and Chief Operating Officer,
itemus inc.                            Annual General Meeting


David Ticoll                           itemus' annual general meeting
Executive Vice-President               of shareholders will be held at the
and Chief Strategy Officer,            Design Exchange at 234 Bay Street,
itemus inc.                            Toronto on Thursday, June 14, 2001
                                       at 11:00 a.m.

David Booth
President and Managing Director,       Shares Listed
Compaq Canada Corporation
                                       Toronto Stock Exchange (ITM)
                                       TSE: ITM
Dennis Wing
President and
Chief Executive Officer,               NASDAQ Over-the-Counter
Fahnestock & Co. Inc.                  Bulletin Board
                                       OTC BB: ITMUF

Albert Gnat
Senior Partner,                        Berlin Stock Exchange
Lang Michener                          WKN 878137 Symbol: VEI

                                       Registrar and Transfer Agent

                                       Computershare Trust
                                       Company of Canada
                                       Vancouver and Toronto, Canada


corporate information

                                                                             65>



Auditors

Deloitte & Touche LLP
Vancouver, Canada


Legal Counsel

Cassels, Brock & Blackwell, LLP
Toronto, Canada

Fogler Rubinoff, LLP
Toronto, Canada

Lang Michener
Toronto, Canada

Goodmans, LLP
Toronto, Canada

Greenberg Traurig, LLP
New York, United States

Form 40-F

Annual Report on Form 40-F filed
with the United States Securities
and Exchange Commission. This
Report will be made available to
shareholders, without charge, upon
written request to the Corporate
Secretary of the Corporation at
the Corporate Office.

Web Site

Additional information about the
Corporation can be found at our
Web site: www.itemus.com


Investor Relations Contact             Annual Report Credits

1.888.894.9911                         Design and Art Direction:
investors@itemus.com                   The Works Design Communications
                                       Photography: Brian Pieters
                                       Pre-press: Stafford Graphics
                                       Printing: Arthurs-Jones Clarke


corporate information
in-depth


Research

At itemus, research into the ever-changing world of technology and business strategy produces a rich fountain of intellectual property that powers and informs everything we do. Our research services provide pre-competitive insights to Global 2000 organizations searching for new opportunities in increasingly competitive markets. Our investment and solutions activities feed off itemus' deep understanding of Internet business and technology evolution. And itemus channels its unmatched intellectual property into licensable methodologies for consulting, executive education and software design. Naturally, research also drives our own business strategy - we use our unique insights to build competitive advantage across all itemus business units. The recent merger with Digital 4Sight has created a combined knowledge and talent pool that differentiates itemus as a global thought leader on how organizations harness the Internet.

Digital 4Sight's latest research program - The Hypernet Revolution: Business Model Innovation in the Mobile Economy - will position participants ahead of the next wave of change. This multi-client investigation helps clients understand how mobile and pervasive computing is transforming business and economic activity. Siebel is the executive sponsor and major client. Other clients include Hewlett-Packard, Compaq, IBM, Nokia, Cisco, Barclays Bank, Merrill Lynch and Procter & Gamble. Using Digital 4Sight's proven research methodology, our team is defining how value is created and delivered in the mobile economy, identifying new business models, and preparing clients to recognize and respond to emerging threats and opportunities. Insights are delivered to clients through case studies, white papers, bulletins, audio conferences, executive briefings, workshops and a Mobile Economy Toolkit.


Strategic Services

itemus' strategic services provide tailored guidance to Global 2000 organizations seeking lasting business and financial success. We help clients design, assemble and build high-performance business models including rich customer experiences, enhanced human capital and deep partner relationships. Shifting to Internet-based, networked business models enables our clients to differentiate themselves, increase customer value and reduce costs.

itemus delivers comprehensive solutions that combine a unique mix of strategy consulting and partnership structures from Digital 4Sight, managed customer experiences from Shooting Gallery, and solutions implementation from itemus solutions and NAME. itemus possesses additional strengths in financial engineering, technology prototyping, inter-enterprise process integration and transaction security.

Shell Oceania recently appointed Digital 4Sight to help shape its retail e-commerce strategy. The engagement included executive education and strategy transformation workshops, followed by implementation, follow-up analysis and identification of plans for next steps. According to Johannes Risseeuw, eCommerce Retail Team Leader, Shell Oceania, "We now have a top-tier strategy that has translated into real-world commercial action. To top it off, all Shell staff involved in the program have shown significant personal development which has translated into stronger performance in extended areas of our business."

Technology

The technologies development group of itemus designs, assembles and builds collaborative Internet-based applications that enable corporations to succeed in the digital economy. Our leading products help initiate and maintain customer relationships, conduct secure transactions and deploy business processes out to the edge of organizations and across their boundaries.

The technologies development group of itemus designs or helps design applications from a uniquely rich research and customer experience base, accessing key business and technology trends. Our solutions draw on technologies acquired through the itemus ventures investment portfolio, as well as from internal research and development initiatives. itemus' growing portfolio of investments provides clients with access to emerging technologies from the front lines of the new economy. Specific areas of focus include wireless networking, collaborative commerce, and Internet infrastructure and security applications.

Teamcast Next Generation is a Web-based collaborative knowledge management solution developed by our portfolio company, Teamcast.com. Teamcast Next Generation not only removes the most basic barriers of online collaboration - cost and worry - it introduces a common platform for all businesses and people to work together. The itemus solutions business unit reached an agreement to provide this groundbreaking technology to Sympatico-Lycos, Canada's premier Internet portal. For Sympatico-Lycos, Teamcast Next Generation provides robust and secure online knowledge exchange services to its customers.

Derived from the Latin verb ito or itare, which means "to go," itemus was the rallying cry of Roman soldiers as they set off to battle. For us, it means let's move forward together, with will and vision. With its emphasis on IT, itemus encapsulates our corporate vision of helping clients gain advantage in the digital economy and our company-wide spirit and drive to win.



what does itemus mean?

www.itemus.com




Toronto

207 Queens Quay West
Suite 550, PO Box 131
Toronto, Ontario
Canada M5J 1A7

Telephone: 416.979.7899                       [itemus logo]
Facsimile: 416.979.7616


Ottawa

350 Sparks Street
Suite 607
Ottawa, Ontario
Canada K1R 7S8

Telephone: 613.569.1888
Facsimile: 613.569.1636


Vancouver

200 Burrard Street
Suite 1688
Vancouver, British Columbia
Canada V6C 3L6

Telephone: 604.664.7050
Facsimile: 604.681.9151

                                    EXHIBIT 2

                                                                   [itemus LOGO]

                                   ITEMUS INC.
              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS


NOTICE IS HEREBY GIVEN THAT the Special Meeting (the "Meeting") of shareholders of itemus inc. (the "Corporation") will be held at the Design Exchange, 234 Bay Street, Toronto, Canada, on Thursday, June 14, 2001 at 11:00 a.m. Toronto time for the following purposes:


1. To receive the Annual Report containing the report of directors, the consolidated financial statements for the Corporation for the year ended December 31, 2000 and the auditors report thereon;

2.       To elect directors;

3. To appoint auditors and authorize the directors to fix their remuneration;

4. To consider and, if thought fit, to pass a resolution approving an amendment to the Employees' and Directors' Share Incentive Plans, by way of a disinterested shareholder vote, all as more particularly described in the Management Information Circular ("the Circular");

5. To consider and, if thought fit, to pass a special resolution to approve an amendment to the Articles of the Corporation to provide that the number of directors shall be a minimum of three (3) and a maximum of fifteen (15) directors, as more particularly described in the accompanying Circular;

6. To consider and, if thought fit, to pass a special resolution to approve an amendment to the Articles of the Corporation to provide that the registered office of the Corporation is to be situated in Toronto, Canada, as more particularly described in the Circular; and,

7. To transact such further and other business as may properly come before the Meeting or any adjournment thereof.


Details of the foregoing matters are contained in the accompanying Circular. ONLY SHAREHOLDERS OF RECORD AT THE CLOSE OF BUSINESS ON MAY 7, 2001, ARE ENTITLED TO NOTICE OF, AND TO VOTE AT, THE MEETING AND ANY ADJOURNMENT THEREOF EXCEPT TO THE EXTENT THAT A PERSON HAS TRANSFERRED ANY COMMON SHARES OF THE CORPORATION AFTER THAT DATE AND THE NEW HOLDER OF SUCH SHARES ESTABLISHES PROPER OWNERSHIP AND DEMANDS NOT LATER THAN TEN (10) DAYS BEFORE THE DATE OF THE MEETING TO BE INCLUDED ON THE LIST OF SHAREHOLDERS ELIGIBLE TO VOTE AT THE MEETING. If you cannot be present in person, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ACCOMPANYING FORM OF PROXY in the enclosed postage-paid envelope as soon as possible.


Shareholders are cordially invited to attend the meeting and are urged to complete, sign, date and return the enclosed proxy promptly in the postage paid envelope provided to the offices of the Corporation's transfer agent, Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9. In order to be valid and acted upon at the Meeting or any adjournment thereof, proxies must be received at the aforesaid address not less than forty-eight (48) hours, (excluding Saturdays and holidays), before the time at which the Meeting is to be held or any adjournments thereof.


DATED at Toronto, Canada this 30th day of April, 2001.

BY ORDER OF THE BOARD OF DIRECTORS


(Signed) Giulio T. Bonifacio
Vice President, Finance and Corporate Secretary

                                   ITEMUS INC.

                              207 QUEEN'S QUAY WEST
                              SUITE 550, PO BOX 131
                                TORONTO, ONTARIO
                                 CANADA M5J 1A7

                         MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

THIS MANAGEMENT INFORMATION CIRCULAR (THE "CIRCULAR") IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE BOARD OF DIRECTORS (THE "BOARD") AND MANAGEMENT OF ITEMUS INC. (THE "CORPORATION") FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS (OR ANY ADJOURNMENTS THEREOF) OF THE CORPORATION (THE "MEETING") TO BE HELD AT 11:00 A.M. TORONTO TIME, ON JUNE 14, 2001 AT THE DESIGN EXCHANGE, 234 BAY STREET, TORONTO, ONTARIO FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING NOTICE OF ANNUAL AND SPECIAL MEETING. The Board and Management of the Corporation do not contemplate the solicitation of proxies otherwise than by mail; however proxies may also be solicited personally or by telephone by regular employees or directors of the Corporation at a nominal cost. The cost of preparing, assembling and mailing this Circular, the Notice of Annual and Special Meeting, the Form of Proxy and any other material relating to the Meeting (the "Meeting Materials") has been or will be borne by the Corporation.

To be effective, the completed proxy form should be deposited at the offices of Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 not less than forty-eight (48) hours (excluding Saturdays and holidays) before the time at which the Meeting is to be held or any adjournments thereof, or be presented at the Meeting.

All dollar amounts in this Circular are expressed in Canadian Dollars unless otherwise stated.

APPOINTMENT OF PROXYHOLDER

THE PERSONS NAMED IN THE ENCLOSED PROXY FORM ARE DIRECTORS AND SENIOR OFFICERS OF THE CORPORATION. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING MAY DO SO EITHER BY INSERTING SUCH OTHER PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE PROXY FORM OR BY COMPLETING ANOTHER APPROPRIATE PROXY.

REVOCATION OF PROXIES

A SHAREHOLDER WHO HAS GIVEN A PROXY MAY REVOKE IT EITHER BY (A) SIGNING A PROXY BEARING A LATER DATE AND DEPOSITING THE SAME AT THE OFFICE OF THE CORPORATION'S TRANSFER AGENT, COMPUTERSHARE TRUST COMPANY OF CANADA, 510 BURRARD STREET, VANCOUVER, BRITISH COLUMBIA, V6C 3B9, PRIOR TO THE CLOSE OF BUSINESS ON THE DAY PRECEDING THE DATE ON WHICH THE MEETING IS TO BE HELD OR ANY ADJOURNMENT THEREOF, OR WITH THE CHAIRMAN OF THE MEETING BEFORE ANY VOTE IN RESPECT OF WHICH THE PROXY IS TO BE USED SHALL HAVE BEEN TAKEN; OR (B) ATTENDING THE MEETING IN PERSON AND REGISTERING WITH THE SCRUTINEER AS A SHAREHOLDER PERSONALLY PRESENT.

NON-REGISTERED HOLDERS

Only registered holders of common shares of the Corporation (the "Common Shares"), or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting. However, in many cases, Common Shares beneficially owned by a shareholder who is a beneficial owner, and not a registered holder, of Common Shares (a "Non-Registered Holder") are registered either:

     (i) in the name of an intermediary that the Non-Registered Holder deals with in respect of the Common Shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-directed RRSPs, RRIFs, RESPs and similar plans ("Intermediaries"); or

     (ii) in the name of a clearing agency (such as CDS) of which the Intermediary is a participant.

The Corporation has distributed copies of the Meeting Materials to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders. Intermediaries are required to forward Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

     (i) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This Form of Proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the Form of Proxy and deposit it with Computershare Investor Services Inc. as described above; or

     (ii) more typically, be given a voting instruction form, which must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form (which may in some cases permit the completion of the voting instruction form by telephone).

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares they beneficially own. Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form. IN EITHER CASE, NON-REGISTERED HOLDERS SHOULD CAREFULLY FOLLOW THE INSTRUCTIONS OF THEIR INTERMEDIARIES AND THEIR SERVICE COMPANIES.

VOTING OF PROXIES

Where a shareholder appoints the management nominees named on the enclosed form of proxy, the shareholder's instructions on his or her proxy form as to the exercise of voting rights will be followed in casting such shareholder's votes. IN THE ABSENCE OF ANY INSTRUCTIONS, THE MANAGEMENT NOMINEES NAMED ON THE PROXY FORM WILL CAST THE SHAREHOLDER'S VOTES IN FAVOUR OF THE PASSAGE OF THE RESOLUTIONS SET FORTH HEREIN AND IN THE NOTICE OF ANNUAL AND SPECIAL MEETING. The enclosed proxy form confers discretionary authority upon the persons named therein with respect to (a) amendments or variations to matters identified in the Notice of Annual and Special Meeting and (b) other matters which may properly come before the Meeting or any adjournments thereof. At the time of printing of this Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Annual and Special Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of preferred shares (the "Preferred Shares"). Each Common Share carries the right to one vote. The Preferred Shares do not, as such, carry voting rights. As of April 30, 2001, 388,373,738 Common Shares were issued as fully paid and non-assessable. No Preferred Shares have been issued. The presence, in person or by proxy, of holders of 5% of the total number of issued voting shares is necessary for a quorum at the Meeting. The Board of the Corporation has fixed the close of business on May 7, 2001 as the record date (the "Record Date") for the purpose of determining shareholders entitled to receive notice of the Meeting, but the failure of any shareholder to receive notice of the Meeting does not deprive the shareholder of the right to vote at the Meeting. If a person has acquired Common Shares after the Record Date, that person is entitled to vote those shares at the Meeting upon producing properly endorsed share certificates, or otherwise establishing share ownership, and demanding the inclusion of his or her name on the list of shareholders not later than 10 days before the date of the Meeting.

To the knowledge of the directors and management of the Corporation, no person beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the voting rights attached to the Corporation's issued and outstanding Common Shares as at April 30, 2001.

As at April 30, 2001, the directors and senior officers of the Corporation, as a group, owned beneficially, directly or indirectly, 79,358,242 Common Shares, representing 20.4% of the outstanding Common Shares.

                              ELECTION OF DIRECTORS

The shareholders of the Corporation will be asked to elect twelve (12) directors for the ensuing year. The Articles of the Corporation currently provide that the maximum number of directors shall be nine (9) directors. At the Meeting, shareholders of the Corporation will be asked to approve the amendment of the Articles of the Corporation to provide that the maximum number of directors shall be fifteen (15) directors. See "Amendment to Articles of Corporation Regarding Number of Directors". The election of Joseph Pilarski, Ray Henderson and E. Christopher Stait-Gardner as directors shall be subject to approval by shareholders of such increase in the number of directors and the filing of articles of amendment in connection therewith. Each director elected will hold office until the next annual meeting or until his successor is elected or appointed. Eight (8) of such proposed nominees, are now directors of the Corporation and have been since the dates indicated. Four (4) of such proposed nominees, Joseph Pilarski, Ray Henderson, E. Christopher Stait-Gardner and Lawrence Meistrich, are not currently directors of the Corporation. It is the intention of the persons named as proxy holders in the enclosed form of proxy to vote for the election to the Board of those persons hereinafter designated as nominees for election as directors. The Board does not contemplate that any of such nominees will be unable to serve as a director; however, if for any reason any of the proposed nominees does not stand for election or is unable to serve as such, proxies in favour of management will be voted for another nominee at their discretion unless the shareholder has specified in his proxy that his shares are to be withheld from voting in the election of directors.

INFORMATION REGARDING NOMINEES FOR ELECTION AS DIRECTORS

The names of all of the nominees, all positions and offices in the Corporation presently held by him or her; his or her principal occupation at present and during the preceding five years; the period(s) during which he or she has served as a director; and the number of shares of the Corporation that he or she has advised are beneficially owned by him or her, directly or indirectly, or over which control or direction is exercised, as of April 30, 2001 are as follows:




====================================================================================================================
                                                                                       DATE             SHARES
NAME                 POSITION WITH       PRINCIPAL OCCUPATION                          APPOINTED        BENEFICIALLY
                     CORPORATION         FOR THE PAST FIVE YEARS                       DIRECTOR         OWNED
---------------------------------------------------------------------------------------------------------------------

Don Tapscott         Chairman and        Chairman of the Corporation since             January 24,      11,898,145
                     Director            January, 2001. Co-Founder and Chairman of     2001
                                         Digital 4Sight Corporation form April
                                         1994 to January 2001. From 1993 to
                                         present Founder and President of New
                                         Paradigm Learning Corporation. From 1986
                                         to 1993 was Vice President, Technology
                                         Worldwide DMR Group.

---------------------------------------------------------------------------------------------------------------------

Ian W. Telfer        Vice Chairman and   Vice Chairman of the Corporation since        April 1, 1993       320,000
                     Director            January 2001; Chairman of the Corporation
                                         from February 2000 to January 2001;
                                         President and Chief Executive Officer
                                         of the Corporation from April 1993 to
                                         February 2000; Executive Vice President,
                                         Treasurer and Director of TVX Gold Inc.
                                         from January, 1991 to March, 1993; from
                                         January, 1988 to December, 1990,
                                         President, Treasurer and Director of
                                         Consolidated TVX Mining Corporation
                                         (predecessor to TVX Gold Inc.).

---------------------------------------------------------------------------------------------------------------------


====================================================================================================================
                                                                                       DATE             SHARES
NAME                 POSITION WITH       PRINCIPAL OCCUPATION                          APPOINTED        BENEFICIALLY
                     CORPORATION         FOR THE PAST FIVE YEARS                       DIRECTOR         OWNED
---------------------------------------------------------------------------------------------------------------------

James E. Tobin       President, Chief    President and Chief Executive Officer of      February 15,      6,250,000
                     Executive Officer   the Corporation since February 2000;          2000
                     and Director        President and Chief Operating Officer of
                                         Hummingbird Communications Inc. From
                                         June 1999 to November 1999; Chairman of
                                         BCE Emergis from December 1998 to March
                                         1999; Executive Vice President of BCE
                                         Inc. from December 1997 to December
                                         1998; 1989 to 1996, Senior Engagement
                                         Manager with McKinsey & Company.

---------------------------------------------------------------------------------------------------------------------

Dennis R. Wing       Director            Director of International Operations for      December 10,        600,000
                                         Fahnestock & Co. Inc., a U.S. investment      1999
                                         bank since June 1999. From 1985 to May
                                         1999 he was an officer and board member
                                         of First Marathon Securities Limited and
                                         served as Director of International
                                         Operations. Mr. Wing also serves on the
                                         Board of Directors of Cryptologic Inc.,
                                         an internet gaming company; WaveRider, a
                                         wireless web company, the University of
                                         Waterloo and the Canadian Paraplegic
                                         Foundation.

---------------------------------------------------------------------------------------------------------------------

Albert Gnat, Q.C.    Director            Partner, Lang Michener, Barristers &          April 26,               Nil
                                         Solicitors. Mr. Gnat also serves as a         2000(1)
                                         director of a number of other public and
                                         private companies

---------------------------------------------------------------------------------------------------------------------
Mark G. Maybank      Executive Vice      Executive Vice President, Chief Operating     February 15,        115,000
                     President and       Officer since February, 2001; Executive       2000
                     Director            Vice President of the Corporation since
                                         February, 2000; Research Analyst with
                                         Yorkton Securities Inc., a technology
                                         focussed investment bank, from January
                                         1998 to February 2000; Vice President
                                         Finance and Chief Financial Officer of
                                         ECS Enhanced Cellular Systems, a cellular
                                         service provider, from December 1996 to
                                         October 1997; prior to December 1996,
                                         held various positions with Deloitte &
                                         Touche LLP, an international accounting
                                         and consulting firm.

---------------------------------------------------------------------------------------------------------------------

David Booth          Director            President and Managing Director of Compaq     December 11,            Nil
                                         Canada since May 2000; prior thereto Vice     2000
                                         President, North America, High-Performance
                                         Systems Business for Compaq Computer
                                         Corporation

---------------------------------------------------------------------------------------------------------------------

David Ticoll         Director            Executive Vice President, Chief Strategy      January 24,      15,519,319
                                         Officer of itemus since January 2001;         2001
                                         Co-Founder and Chief Executive Officer of
                                         Digital 4Sight Corporation from April
                                         1994 to January 2001. From 1988 to 1994,
                                         was Director of Emerging Technologies at
                                         DMR Group Inc. Prior thereto was
                                         Co-Founder of Transition Group Inc. where
                                         he initiated and led Canadian activities
                                         of Gartner Group Inc.

---------------------------------------------------------------------------------------------------------------------


====================================================================================================================
                                                                                       DATE             SHARES
NAME                 POSITION WITH       PRINCIPAL OCCUPATION                          APPOINTED        BENEFICIALLY
                     CORPORATION         FOR THE PAST FIVE YEARS                       DIRECTOR         OWNED
--------------------------------------------------------------------------------------------------------------------

Joseph  Pilarski     Nominee for         Chief Executive Officer of Name Inc.          N/A               4,443,379
                     Director            since March 2000, and Chairman since
                                         October 2000;  prior thereto President
                                         of Practical Systems Corporation since
                                         1993.

--------------------------------------------------------------------------------------------------------------------

Ray Henderson        Nominee for         President and Chief Executive Officer of      N/A                 280,140
                     Director            InformIT, a digital publishing unit of
                                         Pearson PLC since 2000; prior thereto
                                         Senior Vice President, Product
                                         Engineering and Technology  Development
                                         of eCollege.com,  an eLearning company,
                                         from 1998 to 2000;  prior thereto Vice
                                         President, Internet Product Development
                                         and Media Strategy of Simon & Schuster
                                         Inc., a publishing company.

--------------------------------------------------------------------------------------------------------------------

E. Christopher       Nominee for         President and Director of 1034997 Ontario     N/A                     Nil
Stait-Gardner        Director            Limited, a private investment company
                                         since 2000;  Director of CENCOTECH, a
                                         manufacturing company, G&D Security Card
                                         Systems Inc. a credit card manufacturing
                                         company, VISTATECH a manufacturing
                                         company and SouthPort Data Services
                                         Limited; President and Chief Executive
                                         Officer of G&D Security Card Systems Inc.
                                         from 1996 to 1999; prior thereto
                                         President and Chief Executive Officer of
                                         Security Card Systems Inc.

--------------------------------------------------------------------------------------------------------------------

Lawrence Meistrich   Nominee for         Founder and Chairman of the Board and         N/A                     Nil
                     Director            Chief Executive Officer of Shooting
                                         Gallery, Inc., a media services company
                                         since 1991.

====================================================================================================================

NOTE:

(1) Mr. Gnat resigned as a director on November 17, 2000 and was re-appointed as a director on April 12, 2001.


                             EXECUTIVE COMPENSATION

The following executive compensation disclosure with respect to the three years ending December 31, 2000, 1999 and 1998 is provided pursuant to the requirements of securities legislation of certain provinces, particularly, the requirements of the Regulation under the Securities Act (Ontario).

SUMMARY COMPENSATION TABLE

The following table sets forth all compensation paid during the last three fiscal years, to the Corporation's Named Executive Officers ("Executives"). For this purpose, Executives means the President and Chief Executive Officer of the Corporation and each of the Corporation's most highly compensated executive officers during the year ended December 31, 2000.


=====================================================================================================================
                                                   ANNUAL COMPENSATION                   LONG-TERM
                                    ----------------------------------------------     COMPENSATION
 NAME AND PRINCIPAL                                                                     SECURITIES        ALL OTHER
       POSITION           YEAR         SALARY           BONUS           OTHER(1)       UNDER OPTION     COMPENSATION
---------------------------------------------------------------------------------------------------------------------
Ian W. Telfer             2000      U.S.$250,000   U.S.$265,000(4)   U.S.$ 2,700(2)    7,150,000(3)         Nil
President and Chief       1999      U.S.$250,000   U.S.$260,000(4)   U.S.$ 9,100(2)    7,150,000(3)         Nil
Executive Officer         1998      U.S.$250,000   U.S.$570,100(4)   U.S.$21,800(2)    1,000,000(3)         Nil
(resigned February
15, 2000)

---------------------------------------------------------------------------------------------------------------------

James E. Tobin            2000      U.S.$205,000         Nil               Nil         6,000,000(3)         Nil
President and Chief
Executive Officer,
(appointed February
15, 2000)
---------------------------------------------------------------------------------------------------------------------

Mark G. Maybank           2000      U.S.$175,000         Nil               Nil         5,500,000(3)         Nil
Executive Vice
President and Chief
Operating Officer(6)
(appointed February
15, 2000)

---------------------------------------------------------------------------------------------------------------------

Aris Kekedjian            2000      U.S.$140,000   U.S.$234,000            Nil         2,000,000(3)     U.S.$25,000
Executive Vice
President (appointed
May 1, 2000)

---------------------------------------------------------------------------------------------------------------------

James K. Burns            2000      U.S.$190,000         Nil               Nil         2,000,000(3)         Nil
Executive Vice
President (appointed
June 16, 2000)
=====================================================================================================================

Notes:

(1) The value of perquisites and benefits for each Executive does not exceed the lesser of $50,000 and 10% of the annual salary and is not reported herein except as described in note (2) below.

(2) This amount represents the taxable benefit of interest paid on the Executive's behalf on housing relocation loans guaranteed by the Corporation.

(3)  These are share options granted by the Corporation.

(4) The bonus was paid on a tax-affected basis and total net proceeds were used to reduce the housing relocation loan due from Mr. Telfer. Reference is made to the "Employment Contracts and Termination Transactions" and "Indebtedness of Executive Officers" sections.

(5) Mr. Telfer was Chairman of the Corporation from February 16, 2000 until January 24, 2001 and is currently Vice Chairman of the Corporation.

(6) Mr. Maybank was appointed Executive Vice President on February 15, 2000 and Chief Operating Officer on February 18, 2001.

OPTIONS GRANTED BY THE CORPORATION DURING THE FISCAL YEAR ENDED DECEMBER 31,
2000

The following table sets forth individual grants of common share options by the Corporation to the Executives during the year ended December 31, 2000. During the year, 29,342,500 options were issued to Executives, employees and directors:


======================================================================================================================
                                                                                  MARKET VALUE OF
                       SECURITIES UNDER       % OF TOTAL                            COMMON SHARES
                       OPTIONS GRANTED    OPTIONS GRANTED      EXERCISE PRICE     ON DATE OF GRANT
      NAME                    (#)              IN 2000          (CDN.$/SHARE)      (CDN.$/SHARE)      EXPIRATION DATE
----------------------------------------------------------------------------------------------------------------------
Ian W. Telfer                 Nil               Nil                   N/A               N/A               N/A

----------------------------------------------------------------------------------------------------------------------

James E. Tobin             6,000,000           20.4%                  0.84              0.84        February 15, 2010

----------------------------------------------------------------------------------------------------------------------



======================================================================================================================
                                                                                  MARKET VALUE OF
                       SECURITIES UNDER       % OF TOTAL                            COMMON SHARES
                       OPTIONS GRANTED    OPTIONS GRANTED      EXERCISE PRICE     ON DATE OF GRANT
      NAME                    (#)              IN 2000          (CDN.$/SHARE)      (CDN.$/SHARE)      EXPIRATION DATE
----------------------------------------------------------------------------------------------------------------------
Mark G. Maybank            1,900,000            6.5%                  0.35              0.35        January 18, 2010

----------------------------------------------------------------------------------------------------------------------

Aris Kekedjian             2,000,000            6.8%                  1.39              1.39        April 17, 2010

----------------------------------------------------------------------------------------------------------------------

James K. Burns             2,000,000            6.8%                  1.33              1.33        June 16, 2010
======================================================================================================================


OPTIONS EXERCISED AND DECEMBER 31, 2000 VALUES

The following table sets forth information with respect to options exercised by the Executives during the year ended December 31, 2000 and the value of unexercised options as at December 31, 2000. All options for Messrs. Telfer, Tobin and Maybank are exercisable. Options for Messrs. Kekedjian and Burns are exercisable up to 33 1/3% in each year on a cumulative basis from the date of granting. The share price of the Corporation's Common Shares as at December 31, 2000 was Cdn.$0.45.


======================================================================================================================
                                                                                                  NET VALUE OF IN-THE-
                                                                           UNEXERCISED OPTIONS     MONEY OPTIONS AS AT
                            SECURITIES ACQUIRED     AGGREGATE VALUE         AS AT DECEMBER 31,      DECEMBER 31, 2000
       NAME                    ON EXERCISE              REALIZED                 2000                    CDN.$
----------------------------------------------------------------------------------------------------------------------

Ian W. Telfer                      Nil                    Nil                  7,150,000              1,639,000

----------------------------------------------------------------------------------------------------------------------

James E. Tobin                     Nil                    Nil                  6,000,000                 Nil

----------------------------------------------------------------------------------------------------------------------

Mark G. Maybank                    Nil                    Nil                  5,500,000              1,529,000

----------------------------------------------------------------------------------------------------------------------

Aris Kekedjian                     Nil                    Nil                  2,000,000                 Nil

----------------------------------------------------------------------------------------------------------------------

James K. Burns                     Nil                    Nil                  2,000,000                 Nil
======================================================================================================================


EMPLOYMENT CONTRACTS AND TERMINATION ARRANGEMENTS

The Corporation has entered into employment contracts with each of the following
Executives:

The Corporation entered into an agreement with Ian W. Telfer on March 11, 1993, amended May 13, 1997, pursuant to which the Corporation agreed to pay Mr. Telfer a base salary, benefits and a performance bonus. Each year during the term of this Agreement, the Board shall determine a bonus amount that is considered appropriate, the amount of such bonus to be based on achievements necessary for the growth and development of the Corporation. In the event of termination without cause, or any change in the effective control of the Corporation that occurs, the Corporation must pay Mr. Telfer liquidated damages in an amount equal to three years salary and benefits.

The Corporation entered into an employment agreement with Mark G. Maybank effective December 9, 1999, which was amended by agreements effective January 18, 2000 and February 15, 2000 (collectively, the "Maybank Employment Agreement"). The Maybank Employment Agreement provides that Mr. Maybank receive a base salary, benefits and a performance bonus. Under the Maybank Employment Agreement, in the event of termination without cause, or any change in the effective control of the Corporation that occurs, the Corporation must pay liquidated damages to Mr. Maybank in a cash amount equal to two years' salary and benefits.

Pursuant to an employment agreement effective February 15, 2000 (the "Tobin Employment Agreement") Mr. Tobin agreed to be employed as the President and Chief Executive Officer of the Corporation. The Tobin Employment Agreement provides that Mr. Tobin receive a base salary, benefits and a performance bonus. Under the Tobin Employment Agreement, in the event of termination without cause, or any change in the effective control of the Corporation that occurs without the approval of the Board, the Corporation must pay liquidated damages to

Mr. Tobin in a cash amount equal to and three years' salary and benefits. In addition, Mr. Tobin will be entitled to a pro rata portion of the bonus payable in the previous year.

Pursuant to an employment agreement effective April 8, 2000 (the "Kekedjian Employment Agreement") Aris Kekedjian agreed to be employed as an Executive Vice President of the Corporation. The Kekedjian Employment Agreement provides that Mr. Kekedjian receive a base salary, benefits, a performance bonus and a signing bonus. Under the Kekedjian Employment Agreement, in the event of termination without cause, termination due to the failure of the Corporation to pay amounts when due, termination due to material changes to responsibilities or duties or any change in the effective control of the Corporation, the Corporation must pay liquidated damages to Mr. Kekedjian in a cash amount equal to two years' salary and benefits plus a pro rata portion of the bonus payable in the previous year.

Pursuant to an employment agreement effective June 16, 2000 (the "Burns Employment Agreement") James Burns agreed to be employed as an Executive Vice President of the Corporation. The Burns Employment Agreement provides that Mr. Burns receive a base salary, benefits and a performance bonus. Under the Burns Employment Agreement, in the event of termination without cause, termination due to the failure of the Corporation to pay amounts when due, termination due to material changes to responsibilities or duties or any change in the effective control of the Corporation, the Corporation must pay liquidated damages to Mr. Burns in a cash amount equal to two years' salary and benefits plus a pro rata portion of the bonus payable in the previous year.

INDEBTEDNESS OF EXECUTIVE OFFICERS

Pursuant to employment agreements, the Corporation has guaranteed relocation housing loans to Ian W. Telfer, Vice Chairman and Robert J. Gallagher and Brian
P. Kirwin, former officers of the Corporation. There is no other indebtedness owed to the Corporation by an Executive, director or senior officer of the Corporation.

                       TABLE OF INDEBTEDNESS OF EXECUTIVES


=======================================================================================================================
                                                                         LARGEST AMOUNT             AMOUNT OUTSTANDING
                                                                     OUTSTANDING DURING 2000       AS AT APRIL 30, 2001
      NAME AND POSITION            INVOLVEMENT OF COMPANY                     CDN.$                        CDN.$
-----------------------------------------------------------------------------------------------------------------------

Ian W. Telfer                  Guarantor of third party loan                   187,500                        nil
Vice Chairman(1)

-----------------------------------------------------------------------------------------------------------------------

Robert J. Gallagher,           Guarantor of third party loan                    50,000                        nil
Vice President, Operations
(Resigned June 15, 2000)

-----------------------------------------------------------------------------------------------------------------------

Brian P. Kirwin,               Guarantor of third party loan                    50,000                        nil
Vice President, Exploration
(Resigned June 15, 2000)
=======================================================================================================================

NOTE:

(1) Mr. Telfer was Chairman of the Corporation from February 2000 until January 2001 and is currently Vice Chairman of the Corporation.

COMPOSITION OF COMPENSATION COMMITTEE

From January 1, 2000 to April 26, 2000, the compensation committee of the Corporation (the "Compensation Committee") was comprised of Ian W. Telfer, John
S. Walton and Dennis R. Wing. From April 26, 2000 to November 17, 2000, Messrs. Telfer and Wing and Albert Gnat served on the Compensation Committee. Upon Mr. Gnat's resignation from the Board on November 17, 2000, James E. Tobin was appointed to the Compensation Committee. Mr. Gnat was re-appointed to the Compensation Committee in place of Mr. Tobin upon Mr. Gnat's reappointment to the Board on April 12, 2001.

REPORT ON EXECUTIVE COMPENSATION

COMPENSATION PHILOSOPHY

The Corporation's philosophy in setting its compensation policies for executive officers is to maximize shareholder value over time. The Compensation Committee sets the Corporation's compensation policies applicable to the executive officers, including the Chief Executive Officer, and evaluates the performance of such officers. The Compensation Committee strongly believes that executive compensation should be directly linked to continuous improvements in corporate performance and increases in shareholder value and has adopted the following guidelines for compensation decisions:

     o Provide a competitive total compensation package that enables the Corporation to attract and retain key executive talent;

     o Align all pay programs with the Corporation's annual and long-term business strategies and objectives; and,

     o Provide variable compensation opportunities that are directly linked to the performance of the Corporation and that link executive reward to shareholder return.


COMPONENTS OF THE COMPENSATION PROGRAM

The three components of our compensation program are:

     o    Base Salary

     o    Annual Incentive Bonus

     o    Long Term Incentives

The Compensation Committee determines the compensation levels for the executive officers with the assistance of the Corporation's Human Resources Department that furnishes the Compensation Committee with executive compensation data drawn from nationally and internationally recognized surveys of similar sized technology companies which have been identified as peer companies.

Base Salary

The base salary for each executive officer is determined at levels considered appropriate for the comparable positions at peer companies. The Corporation's policy is to target base salary levels at approximately the 65th percentile of compensation practices at peer companies.

Base salaries will be reviewed annually by the Compensation Committee, and increases will be made as deemed appropriate.


Annual Incentive Bonus

Given the growth and change in strategic focus of the Corporation, the Compensation Committee has recognized the need for and given approval to develop an annual incentive bonus program. While not yet fully developed, the payout of this bonus will reflect the achievement of financial and other performance targets established at the beginning of the fiscal year.

Target bonuses will be set to position the Corporation's target total cash at the 75th percentile compared to its peer companies.


Long-term Incentives

The goal of the Corporation's long-term, equity-based incentive awards is to align the interests of executive officers with shareholders and to provide each executive officer with a significant incentive to manage the Corporation from the perspective of an owner with an equity stake in the business.

During fiscal 2000, the Compensation Committee made share option grants to Messrs. Tobin, Maybank, Kekedjian and Burns under the Corporation's Share Option Program.

The Compensation Committee will determine future share option grants annually. The size of the grant will be based on the executive's position within the Corporation, the individual's recent performance, comparable awards made to individuals in similar positions with peer companies, and the number of unvested options held by each individual at the time of the grant.

CHIEF EXECUTIVE OFFICER COMPENSATION

Mr. Tobin's compensation package was set and is structured in line with the Corporation's compensation philosophy outlined above. Mr. Tobin's base salary is set at approximately the 65th percentile of chief executive officer's in peer companies. The Compensation Committee continues to assess the market data for chief executive officer's salary levels at our peer companies to ensure Mr. Tobin's compensation is consistent with the Corporation's stated compensation philosophy.

A substantial portion of Mr. Tobin's total compensation will be in the form of variable incentive awards and share option grants, tied to the Corporation's performance and share price appreciation.

No annual incentive payment was made to Mr. Tobin for fiscal 2000 performance.

The option grant made to Mr. Tobin during the 2000 fiscal year was set and deemed appropriate by the Compensation Committee in order to attract an executive of his caliber and track record and to create a meaningful opportunity for stock ownership.

Report presented by:

Albert Gnat, Dennis R. Wing and Ian W. Telfer

PERFORMANCE GRAPH

The graph below compares the cumulative shareholder return on a $100 investment in Common Shares to a similar investment in companies comprising the TSE Composite 300 Index (Total Return Index Value) for the period December 31, 1995 to December 31, 2000. Since May 8, 2000, the Common Shares have traded on The Toronto Stock Exchange (the "TSE") under the symbol "ITM". Prior to the change of name of the Corporation from Vengold Inc. to itemus inc., the Common Shares traded under the symbol "VEN".

                           [SHARE PERFORMANCE GRAPH]



                                                           CUMULATIVE RETURN  ($)
                         --------------------------------------------------------------------------------------
                         Dec. 1995      Dec. 1996      Dec. 1997       Dec. 1998       Dec. 1999      Dec. 2000
                         --------------------------------------------------------------------------------------

Itemus inc.                 100            151            118             85              32             41
TSE 300 Index               100            128            148            145             191            205

                            COMPENSATION OF DIRECTORS

Effective January 28, 1994, each director who is not a salaried employee of the Corporation or any of its subsidiaries is entitled to be paid the amount of Cdn.$1,500 for each meeting of the Board or committee thereof in which such member participates. Total directors fees to be paid for the year ended 2000 totaled Cdn.$80,000. Directors are also eligible to receive share options under the Corporation's Share Option Plan.

In the year ended December 31, 2000, options to acquire a total of 1,000,000 Common Shares were granted to one director who is not a salaried employee of the Corporation at an average market price of Cdn.$2.97.

                   STATEMENT OF CORPORATE GOVERNANCE PRACTISES

The TSE has adopted corporate governance guidelines (the "TSE Guidelines") for effective corporate governance. The TSE Guidelines address the constitution and independence of boards, the functions to be performed by boards and their committees and the recruitment, effectiveness and education of board members. The TSE Guidelines require that each listed company disclose its approach to corporate governance on an annual basis.

A description of the Corporation's corporate governance practices is set out below, including a discussion of the principal matters relating to corporate governance practices set out in the TSE Guidelines.

Stewardship of the Corporation - The Board is responsible for the stewardship of the Corporation. The directors are informed of the Corporation's operations at meetings of the Board and through regular reports, analyses, presentations and discussions with management. Strategic planning is developed by management and reviewed and discussed with the Board.

The Board is responsible for appointing and monitoring senior management and for considering succession issues. The Compensation Committee of the Board reviews the remuneration of senior management and their performance in relation to objectives and targets determined at the commencement of each fiscal period. See "Compensation Committee Report on Executive Compensation". The Board supports management's commitment to training and development of all permanent employees.

The Board has put in place structures to ensure accurate, timely and effective communication to the Corporation's shareholders and has delegated responsibility for this activity to senior management. The Chairman of the Board and the Chief Executive Officer of the Corporation will dedicate a significant portion of their time to communicating with shareholders and potential investors. The Corporation issues shareholder reports and press releases to report quarterly and annual results and supplemental releases highlight significant developments and activities as they occur.

The Audit Committee of the Board monitors and assesses the integrity of the Corporation's internal control and management information systems as part of its review of the reports of the Corporation's auditors.

Board of Directors - The Board is currently composed of eight members. Three of these members are "unrelated" and five directors are members of management. An "unrelated" director is defined as a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholdings. The TSE Guidelines acknowledge that differences exist between the application of corporate governance in a mature public company and a more junior or emerging company. The Board believes that its composition is an acceptable departure from the TSE Guidelines for a majority of "unrelated directors" given its status as an emerging growth company.

Unrelated Directors and Significant Shareholders - The Corporation has five related directors Don Tapscott, the Chairman, Ian W. Telfer, the Vice-Chairman, James E. Tobin, the President and Chief Executive Officer, Mark G. Maybank, Executive Vice President, Chief Operating Officer and David Ticoll, Executive Vice President, Chief Strategy Officer. The three unrelated directors, as defined above, are Dennis R. Wing, Albert Gnat and David Booth.

The Corporation does not have a significant shareholder, that being defined as a shareholder with the ability to exercise a majority of the votes for the election of the Board.

Committee for Appointment/Assessment of Directors - The Corporation has a Nominating Committee of unrelated directors to recommend nominees to the shareholders for election as directors of the Corporation.

Assessment of the Board and its Committees - The Corporation has no formal process to assess the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors. The assessment of the Board, its committees and the individual members is considered on an ad hoc basis by all Board members.

Orientation and Education Programs - The Corporation has no formal process for the orientation and education of new Board members. Incumbent Board members will assume responsibility for the orientation and education of any new member elected to the Board.

Board Size - The directors of the Corporation will consider the appropriateness of the size of the Board from time to time.

Review of Board Compensation - The Compensation Committee of the Board will review the adequacy and form of compensation for the Corporation's directors.

Audit Committee - The functions of the Audit Committee are to recommend an independent accounting firm to conduct an annual audit and to review with such firm the plan, scope and results of such audit. The Audit Committee also reviews with the independent accountants the adequacy of internal controls systems and reports its findings to the Board. The Audit Committee is currently comprised of three directors, being Ian W. Telfer, Dennis Wing and Albert Gnat, the majority of whom are unrelated directors.

Compensation Committee - The compensation committee has overall responsibility with respect to designing, approving, and evaluating the executive compensation plans, policies, and programs of the Corporation. They make decisions and/or develop recommendations for the Board with respect to the compensation of all officers and all other individuals earning $200,000 Canadian or above. Specifically, they review and approve, for each:

     (i)    the annual base salary level;

     (ii)   the annual incentive opportunity level;

     (iii)  long-term incentive opportunity level;

     (iv) employment agreements, severance arrangements, and change in control provisions/agreements, in each case as, when, and if appropriate; and

     (v)    any special or supplemental benefits.

The Compensation Committee is comprised of three directors, being Albert Gnat, Ian W. Telfer and Dennis Wing, the majority of whom are unrelated directors.

Nomination Committee - The functions of the Nomination Committee are to recommend nominees to the shareholders for election as directors for the ensuing year. The Nomination Committee is comprised of two directors, being Albert Gnat and Dennis Wing, each of whom is an unrelated director.

Corporate Governance Responsibility - The Board assumes responsibility for developing the Corporation's approach to corporate governance issues. At present, there is no governance committee.

Mandates for the Board - The Corporation has not developed position descriptions for the Board. The Corporation currently has ten executive employees, each of whom is well aware of their responsibilities to the Board, the Corporation and its shareholders.

Independence of the Board - The Board has functioned, and is of the view that it can continue to function, independently of management when required. The Board will meet independently of management where it deems such meetings necessary.

Outside Advisors - Individual directors may engage an outside advisor at the expense of the Corporation in appropriate circumstances.

Conflicts of Interest - Certain of the directors of the Corporation sit on the boards of a number of other public companies and have investments in various public companies. A procedure has been adopted by the directors of the Corporation, in accordance with the requirements of the Canada Business Corporations Act ("CBCA"), pursuant to which the directors declare their interest in any transaction in which they have an interest and refrain from voting thereon.

Shareholder Feedback -The Corporation has a Director, Investor Relations as well as an Investor Relations Officer who handles inquiries from the investment community. All shareholder inquiries are directed to the Corporate Secretary of the Corporation. Shareholder inquiries are responded to promptly by the appropriate individual within the Corporation.

Given the considerations noted above, the Corporation's approach to corporate governance differs in certain respect from the TSE Guidelines. The Board, however, believes that the existing corporate governance structure is appropriate in the circumstances and the Corporation is continually in the process of examining its own requirements and procedures in order to further comply with the TSE Guidelines.

                                    INSURANCE

The Corporation holds a directors' and officers' liability insurance policy (the "Policy") which is designed to protect the Corporation and its directors and officers against any legal action which may arise due to wrongful acts on the part of directors and/or officers of the Corporation. This Policy is written for limits of Cdn.$10,000,000 subject to a corporate deductible of Cdn.$50,000 per claim. In respect of the fiscal year ended December 31, 2000, the cost to the Corporation in maintaining the Policy was approximately Cdn.$178,500.

                        INTEREST OF MANAGEMENT AND OTHERS
                            IN MATERIAL TRANSACTIONS

Other than as otherwise disclosed herein, no insider of the Corporation, proposed nominee for election as a director of the Corporation and no associate or affiliate of any insider or proposed nominee has any material interests, direct or indirect, in any material transactions involving the Corporation since the commencement of the Corporation's last financial year or in any proposed material transaction or in any matter to be acted upon at the Meeting.

                             APPOINTMENT OF AUDITORS

The persons named in the enclosed form of proxy intend to vote, unless authority to do so is withheld, for the appointment of Deloitte & Touche LLP, Vancouver as auditors of the Corporation, at a remuneration to be fixed by the Board. Deloitte & Touche LLP have been auditors of the Corporation since 1984.

                     PARTICULARS OF MATTERS TO BE ACTED UPON

AMENDMENT TO THE EMPLOYEES' AND DIRECTORS' SHARE INCENTIVE PLANS

On May 11, 1994, the shareholders of the Corporation approved the Employees' and Directors' Share Incentive Plans (the "Plans") that were previously approved by the TSE in accordance with its revised Share Option Policy. On May 15, 1996, June 24, 1997, June 12, 1998 and April 26, 2000, the shareholders of the Corporation approved amendments to the Plans as to the number of Common Shares which would be available to be reserved for issuance under the terms of the Plans.

The TSE rules regarding share compensation plans provide, among other things, that the maximum number of shares issuable under the Plans be fixed. Under the current terms of the Plans, 44,000,000 Common Shares are available for issuance pursuant thereto of which 43,990,000 Common Shares are allocated to the Share Option Plan, 5,000 Common Shares are allocated to the Share Bonus Plan and 5,000 Common Shares are allocated to the Share Purchase Plan. These shares represent approximately 11.3% of the issued and outstanding shares as at April 30, 2001. Under the Share Option Plan the Corporation has 3,110,000 share options remaining to be granted.

The Corporation has recently completed the acquisition of Digital 4Sight Corporation ("Digital 4Sight"), Name Inc. and has entered into an agreement to acquire Shooting Gallery, Inc. ("Shooting Gallery"). These acquisitions will significantly increase the Corporation's employee base for which there will be a requirement for further share option grants. Share option grants are a critical element of the Corporation's compensation policy and enable the Corporation to attract and retain talented people in a competitive global environment. If the Corporation is not successful in attracting and retaining talented employees, its ability to execute strategy, drive financial results and increase shareholder value may be adversely affected. In light of the above, the Board proposes to amend the Plans by increasing the maximum number of Common Shares issuable under the Plans to 100,000,000 representing approximately 25.7% of the issued and outstanding Common Shares of the Corporation as of April 30, 2001 and 21.8% of the issued and outstanding Common Shares of the Corporation after giving effect to the acquisition of Shooting Gallery. Management of the Corporation believes that the proportion of the number of Common Shares issuable under the Plans relative to the number of issued and outstanding Common Shares is within a competitive range among competitors in the software development and consulting services sectors.

All other provisions of the Plans shall remain in full force and effect. The Board has approved the amendment to the Plans, subject to shareholder approval and approval of the TSE.

As the Plans could result, at any time, in: (i) the number of shares reserved for issuance pursuant to the share options granted to insiders of the Corporation exceeding 10% of the issued and outstanding shares of the Corporation; or (ii) the issuance to insiders, within a one year period, of a number of Common Shares exceeding 10% of the issued and outstanding shares of the Corporation, the rules of the TSE require Shareholder approval pursuant to a "disinterested shareholder vote". As such, the resolution approving the amendment of the Plans must be approved by a majority of the votes cast at the Meeting, excluding therefrom any votes in respect of Common Shares beneficially owned by insiders of the Corporation who are entitled to participate in the Plans ("Insider Participants") and their associates. To the best knowledge of management of the Corporation, as at the date of this Circular, there are 79,358,242 Common Shares beneficially owned by Insider Participants and their associates, in respect of which votes will not be counted for the purposes of the "disinterested shareholder vote" to approve the resolution approving the amendment of the Plans, the text of which is set out in Schedule "A" hereto.

AMENDMENT TO ARTICLES OF THE CORPORATION REGARDING NUMBER OF DIRECTORS

The articles currently provide that the number of directors shall be a minimum of three (3) directors and a maximum of nine (9) directors. The shareholders will be asked to approve a special resolution amending the articles of the Corporation to provide that the number of directors shall be a minimum of three
(3) directors and a maximum of fifteen (15) directors. The text of the proposed special resolution is set out in Schedule "B" hereto.

The CBCA requires affirmation of this special resolution by at least two thirds of the votes cast by shareholders represented in person or by proxy at the Meeting.

AMENDMENT TO ARTICLES OF THE CORPORATION REGARDING REGISTERED OFFICE

The articles currently provide that the place in Canada where the registered office is to be situated is Vancouver, Canada. The shareholders will be asked to approve a special resolution amending the articles of the Corporation to provide that the registered office of the Corporation is to be situated in Toronto, Canada. The text of the proposed special resolution is set out in Schedule "C" hereto.

The CBCA requires affirmation of this special resolution by at least two thirds of the votes cast by shareholders represented in person or by proxy at the Meeting.

                                  OTHER MATTERS

Management of the Corporation is not aware of any other matters to come before the Meeting other than as set forth in the Notice of Annual and Special Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed proxy form to vote the shares represented thereby in accordance with their best judgment on such matter.

                      AVAILABILITY OF DISCLOSURE DOCUMENTS

The Corporation will provide to any person or company, upon request to the Secretary of the Corporation, a copy of:

     (a)  the Corporation's most recent Annual Information Form;

     (b) the comparative financial statements of the Corporation for its most recently completed fiscal year together with the accompanying report of the auditors and any interim financial statements filed subsequent thereto; and

     (c) the Corporation's Management Information Circular for its last Annual and Special Meeting of Shareholders.

                               DIRECTORS' APPROVAL

The contents and the sending thereof to the shareholders of the Corporation have been approved by the Board.

Toronto, Canada, April 30, 2001

BY ORDER OF THE BOARD OF DIRECTORS




(Signed) Giulio T. Bonifacio
Vice President, Finance and Corporate Secretary

                                  SCHEDULE "A"

                  RESOLUTION TO AMEND EMPLOYEES' AND DIRECTORS'
                              SHARE INCENTIVE PLANS

"BE IT RESOLVED that:

1. Subject to the approval of The Toronto Stock Exchange, the Employees' and Directors' Share Incentive Plans (the "Plans") of the Corporation, as amended, be and same are hereby amended to provide that the aggregate number of Common Shares reserved for issuance, from time to time, under the Plans shall not exceed 100,000,000 Common Shares of which 99,990,000 Common Shares will be allocated to the Share Option Plan, 5,000 Common Shares to the Share Bonus Plan and 5,000 Common Shares to the Share Purchase Plan; and

2. Any director or officer of the Corporation be and he or she is hereby authorized and directed, for and on behalf of the Corporation, to execute and deliver all such documents and to do all such other acts or things as he or she may determine to be necessary or advisable to give effect to this resolution, the execution of any such document or the doing of any such other act or thing being conclusive evidence of such determination."

                                  SCHEDULE "B"

              SPECIAL RESOLUTION INCREASING THE NUMBER OF DIRECTORS

"BE IT RESOLVED as a special resolution that:

1. The articles of the Corporation be amended to provide that the number of directors shall be a minimum of three (3) directors and a maximum of fifteen (15) directors;

2. Notwithstanding that this resolution has been passed by the shareholders of the Corporation, the directors of the Corporation are hereby authorized and empowered not to proceed with the amendment of the articles of the Corporation at any time prior to the issue of a certificate of amendment under the Canada Business Corporations Act without further approval of the shareholders of the Corporation; and

3. Any director or officer of the Corporation be and he or she is hereby authorized and directed, on behalf of the Corporation, to execute and deliver all such documents and to do all such other acts or things as he or she may determine to be necessary or advisable to give effect to this resolution, the execution of any such document or the doing of any such other act or thing being conclusive evidence of such determination."

                                  SCHEDULE "C"

          SPECIAL RESOLUTION CHANGING THE LOCATION OF REGISTERED OFFICE

"BE IT RESOLVED as a special resolution that:

1. The articles of the Corporation be amended to provide that the place in Canada where the registered office is to be situated is Toronto, Canada.

2. Notwithstanding that this resolution has been passed by the shareholders of the Corporation, the directors of the Corporation are hereby authorized and empowered not to proceed with the amendment of the articles of the Corporation at any time prior to the issue of a certificate of amendment under the Canada Business Corporations Act without further approval of the shareholders of the Corporation; and

3. Any director or officer of the Corporation be and he or she is hereby authorized and directed, on behalf of the Corporation, to execute and deliver all such documents and to do all such other acts or things as he or she may determine to be necessary or advisable to give effect to this resolution, the execution of any such document or the doing of any such other act or thing being conclusive evidence of such determination."

                                    EXHIBIT 3

                                   ITEMUS INC.
                                      PROXY

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF ITEMUS INC. (THE "CORPORATION") FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD AT THE DESIGN EXCHANGE, 234 BAY STREET, TORONTO, CANADA ON THURSDAY, THE 14TH DAY OF JUNE, 2001 AT THE HOUR OF 11:00 A.M. TORONTO TIME (THE "MEETING").

The undersigned Shareholder, hereby appoints Don Tapscott, Chairman, or failing him, Ian W. Telfer, Vice Chairman, or, in lieu of either of the foregoing, ____________________________________________________, as proxyholder of the undersigned, with power of substitution to attend and vote for the undersigned at the Meeting and any adjournment or adjournments thereof, to the same extent and with the same powers as if the undersigned were personally present at the said Meeting or such adjournment or adjournments thereof and, without limiting the generality of the power hereby conferred, with respect to all shares registered in the name of the undersigned, the nominees named above are specifically directed to vote or not to vote as indicated below. The undersigned hereby revokes any Instrument of Proxy heretofore given with reference to the Meeting or any adjournments thereof.



                                                         VOTE             VOTE
ITEM                                                      FOR           WITHHELD

1.  Election of Directors as follows:

    Don Tapscott                                         _____           _____
    James E. Tobin                                       _____           _____
    Ian W. Telfer                                        _____           _____
    Dennis R. Wing                                       _____           _____
    Albert Gnat, Q.C.                                    _____           _____
    Mark G. Maybank                                      _____           _____
    David Ticoll                                         _____           _____
    David Booth                                          _____           _____
    Joseph Pilarski                                      _____           _____
    Ray Henderson                                        _____           _____
    E. Christopher Stait-Gardner                         _____           _____
    Lawrence Meistrich                                   _____           _____

2. Approval of motion to appoint Deloitte & Touche LLP, Chartered Accountants, as Auditors of the Corporation and authorizing the directors to fix their remuneration.
                                                         VOTE             VOTE
                                                          FOR           AGAINST
                                                         _____           _____


3. Approval of an amendment to the Employees' and Directors' Share Incentive Plans to increase the number of common shares which would be available for issuance as incentive share options, as described in the accompanying Management Information Circular.
                                                         VOTE             VOTE
                                                          FOR           AGAINST
                                                         _____           _____


4. Approval of an amendment to the articles of the Corporation to provide that the number of directors shall be a minimum of three (3) directors and a maximum of fifteen (15) directors.
                                                         VOTE             VOTE
                                                          FOR           AGAINST
                                                         _____           _____


5. Approval of an amendment to the articles of the Corporation to provide that the registered office of the Corporation is to be situated in Toronto, Ontario.
                                                         VOTE             VOTE
                                                          FOR           AGAINST
                                                         _____           _____

6. To vote at the discretion of the proxy nominee on any amendments or variations to the foregoing, and on any other matters (other than matters which are to come before the meeting and which are the subject of another Proxy executed by the undersigned) which may properly come before the Meeting or any adjournments thereof.
                                                         VOTE             VOTE
                                                          FOR           AGAINST
                                                         _____           _____

NOTES:

1. The securities represented by Proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot or poll that may be called for, and if the Shareholder specifies a choice with respect to any matter to be acted upon, the named proxyholder shall so vote or withhold from voting with respect to matters identified in the accompanying Notice of Annual and Special Meeting of the Corporation and more particularly described in the Management Information Circular. IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITORS. The Proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Annual and Special Meeting of the Corporation and other matters which may properly come before the Meeting.

2. EACH SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING OTHER THAN THE MANAGEMENT NOMINEES.

    If you desire to designate as Proxy a person other than Don Tapscott or Ian
    W. Telfer, the management nominees, you should strike out their names and insert in the space provided the name of the person you desire to designate as proxyholder.

3. A Proxy, to be valid, must be dated and signed by the Shareholder or his or her attorney authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer or attorney of the corporation. If the Proxy is executed for an individual Shareholder, or by an officer or attorney of a corporate Shareholder not under its common seal, the instrument so empowering the officer or the attorney, as the case may be, or a notarized copy thereof must accompany the Proxy instrument.

4. A PROXY, TO BE EFFECTIVE, MUST BE DEPOSITED WITH THE CORPORATION'S TRANSFER AGENT, COMPUTERSHARE TRUST COMPANY OF CANADA, 510 BURRARD STREET, VANCOUVER, BRITISH COLUMBIA, V6C 3B9, NOT LESS THAT FORTY-EIGHT (48) HOURS (EXCLUDING SATURDAYS AND HOLIDAYS) BEFORE THE TIME AT WHICH THE MEETING IS TO BE HELD OR THE TIME OF ANY ADJOURNMENT THEREOF.

5.  A Shareholder who has given a Proxy may revoke it either by:

    (a) signing a Proxy bearing a later date and depositing the same at the registered office of the Corporation, Suite 1688 - 200 Burrard Street, Vancouver, British Columbia, V6C 3L6 prior to the close of business on the day preceding the date on which the Meeting is to be held or any adjournment thereof, or with the Chairman of the Meeting before any vote in respect of which the Proxy is to be used shall have been taken; or

    (b) attending the Meeting in person and registering with the scrutineer as a Shareholder personally present.

6. If this Proxy is not dated in the space provided, it will be deemed to bear the date on which it was mailed to Shareholders by the Corporation.


    ----------------------------------------------------------------------------
    Signature

    ----------------------------------------------------------------------------
    Name (Please Print)

    ----------------------------------------------------------------------------
    Address

    ----------------------------------------------------------------------------
    Number of Shares


    Dated this                day of                                 , 2001.
               --------------        --------------------------------

                                    EXHIBIT 4

Deloitte & Touche LLP
P.O. Box 49279
Four Bentall Centre
2100 - 1055 Dunsmuir Street                                               [LOGO]
Vancouver, British Columbia
V7X 1P4

Tel: (604) 669 4466
Fax: (604) 685 0395
www.deloitte.ca












INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation in the Registration Statement of itemus inc. on Form 40-F of our report dated April 6, 2001, appearing in this Annual Report on Form 40-F of itemus inc. for the year ended December 31, 2000.




/s/ Deloitte & Touche LLP
Vancouver, Canada
June 27, 2001

                                  VENGOLD INC.

                           FORM 40-F DECEMBER 31, 2000

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

DATED at Vancouver, British Columbia, as of the 26th day of June, 2001.

itemus Inc.



Signed: /s/ Ian W. Telfer
        --------------------------------
        Ian W. Telfer
        Vice Chairman